SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2007

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

MANAGEMENT REPORT 2006

The management of Braskem S.A. (“Braskem”) submits for your consideration the Management Report and related financial statements for the year ended December 31, 2006, as well as the opinions of Braskem’s independent auditors and fiscal council. The comments presented herein relate to the consolidated results and reflect the corporate structure of Braskem at December 31, 2006.

The results of operations discussed herein have been adjusted to eliminate the effects of proportional consolidation under the Brazilian Securities Commission (CVM) Instruction 247, whereby only those investments directly managed by Braskem were consolidated, while the Company’s interests in Companhia Petroquímica do Sul (Copesul), Petroflex Indústria e Comércio S.A. (Petroflex), and Politeno – for the period comprising the full year of 2005 and 1Q06 – were recognized on the equity method of accounting. As from April 2006, the results of Politeno, whose control was then fully acquired by Braskem, are consolidated into the financial statements of Braskem since then.

1. Message from management

2006 was a very difficult year for the Brazilian petrochemical industry. The high level of oil and naphtha prices associated to the strong volatility of these two commodities in the international market, in addition to the momentary excess polyethylene capacity in the Brazilian market, have impacted the business and Braskem’s profitability during 2006.

In this context, the Company was able to implement its main projects and consistently evolved in its corporate fundamentals during 2006, where the strengthening of its growth platform focused on value creation stood out.

The Company maintained its leadership position in the Latin American market for the thermoplastic resins it produces – polyethylene (PE), polypropylene (PP) and PVC, by making significant investments in capacity expansions and strategic acquisitions. At the same time, Braskem accelerated the implementation of programs aimed at improving its efficiency, operating reliability and competitiveness. Such moves are in line with Braskem’s vision of becoming one of the 10 largest petrochemical companies in the world in terms of market capitalization, following its strategy that combines organic growth in the regional market, new alternatives in order to ensure access to raw materials under competitive conditions, as well as the search for opportunities related to the internationalization of the Company.

In 2006, the Brazilian thermoplastic resin market grew by 9%, confirming its historic elasticity to the GDP of around 3 times, on average, over the past ten years. The striking difference in performance during the year, where the second half was better than the first one, in particular when profitability is concerned, suggests that the effects of the entry of a new domestic player in the polyethylene market has already been absorbed by the market.

Braskem believes that the continuance of the consolidation process in the Brazilian petrochemical industry is key to improve the competitiveness of the sector. Accordingly, in 2006 the Company acquired the control of Politeno, a transaction already approved by the Brazilian antitrust authority (Conselho Administrativo de Defesa Econômica – CADE) by unanimous vote and with no restrictions, once more recognizing that the international market is the relevant one for the Brazilian petrochemical industry. The acquisition of Politeno improved the Company’s portfolio of products and customers, in addition to reinforcing its leadership in the polyethylene segment, by adding 360 thousand tons to the annual production capacity of this resin at a plant located at Camaçari, State of Bahia. Braskem confirms the volume of synergies announced at the time of the acquisition, with net present value of US$ 110 million to be realized as of 2007, and informs that the integration of operations has been completed, while further synergy opportunities are being identified.

The construction of Petroquímica Paulínia, which plays an important part in the Company growth strategy, started in 2006. This joint venture with Petroquisa, where Braskem holds a 60% interest, will operate a new polypropylene plant with an annual capacity of up to 350 thousand tons in Paulínia, State of São Paulo. In addition to world scale, access to competitive raw materials and cutting-edge technology supplied by Braskem, the unit will benefit from its location in the heart of the main Brazilian consumer market. The installation license has already been granted by the environmental authorities and the project is within schedule. Production start-up is scheduled for the first quarter of 2008.

On the international front, access to raw materials in competitive conditions is the distinctive feature of two Braskem projects under consideration in Venezuela, both with global scale and updated technology: a polypropylene unit with annual capacity of 400 thousand tons, scheduled to start operations by the end of 2009; and an integrated petrochemical complex on natural gas in the Jose region, comprising a basic petrochemical center, with capacity of 1.2 million tons of ethylene, and units producing polyethylene and other products. The new units, in addition to supplying the Venezuelan and Andean Pact countries, will also serve as an export platform to Northern hemisphere markets.

Preliminary technical and economic feasibility studies point to attractive perspectives for both projects, which are now in the detailing and corporate modeling stage. The projects anticipate equal percentage holdings in these ventures for Braskem and Pequiven. Aiming at expediting the progress of these projects, an experienced Braskem team is based in Venezuela.

To support its growth, the Company has invested in a new integrated management system - Fórmula Braskem - since 2006, in accordance with the guidelines set forth in the program. This program encompassed a review of all business processes, leading to streamlined processes, reduced costs and improved competitiveness. Total estimated investments in the project, the second part of which will be implemented in 2007, amount to R$ 130 million, and the net present value of productivity gains adds up to R$ 260 million.

From the Braskem + program, focused on operating excellence and productivity improvement, the Company was able to capture in annualized and recurring gains a total of R$ 437 million as of December 2006, which represents the early accomplishment of the target for the end of 2007, also surpassed by 4%. The quality of the management allowed for speeding up the project and identifying additional gain opportunities which should enable the Company to further improve its performance.

In line with its commitment to create more value to all its shareholders, Braskem has strengthened its focus on technology and innovation by opening in Camaçari, State of Bahia, a new development center dedicated to ultra high molecular weight polyethylene – UTEC®, a high value-added resin of which the Company is one of the largest world producers. The unit works in coordination with the Technology and Innovation Center at Triunfo, State of Rio Grande do Sul, the most modern and best equipped petrochemical center in Latin America, focused on supporting customers in the development of products, processes and applications. In addition to helping enhance the competitiveness of the petrochemical and plastic industries supply chains, the priority given to innovation and technology supports one of the Company strategic pillars, namely its technological autonomy. As a result, Braskem pioneered the launch in the Brazilian market of a polypropylene with nanoparticles, the first resin produced in the country based on nanotechnology, viewed as the most promising frontier of the materials science in general and polymers in particular. The Company was also one of the first regarding research of the so-called green polymers, made out of renewable raw materials, the manufacturing process of which is already protected by patents filed by Braskem. The Company has a set of 151 patents in Brazil and abroad, 14 of which were obtained in 2006.

Braskem was considered an emerging power in the international scenario by the U.S. Boston Consulting Group, which prepared a ranking of 100 companies in developing countries – the “global challengers” – in a position to compete with the large transnational corporations. According to the study which also mentioned 11 other Brazilian companies, a major competitive edge of Braskem is the Company’s competence in innovation and technology.

Such outstanding position is grounded on Braskem’s history track of growth in the recent past. In 2006, the Company gross sales in U.S. dollars, the reference currency of the petrochemical industry, grew by 10% compared to the prior year, from US$ 6.3 billion to US$ 6.9 billion. Gross sales expressed in Brazilian reais amounted to R$ 15 billion, in line with 2005, reflecting the adverse impact of foreign exchange. Net revenues increased by 13% in U.S. dollars, totaling US$ 5.4 billion, or R$ 11.7 billion, up R$ 100 million from the prior year.

Braskem exports grew by 44% in 2006 and reached record revenue of US$ 1.4 billion, as a result of important initiatives undertaken by the Company starting 2005 to increase its presence in the global market, in accordance with its internationalization strategy. These efforts led to the establishment of branches in Argentina and Europe, as well as the strengthening of Braskem América, enabling the Company to provide its international customers with better services through its own staff and local distribution centers with expected profitability increase and opening of new markets.

The Company’s EBITDA totaled US$ 758 million in 2006, compared to US$ 851 million in the previous year, chiefly as a result of increased oil prices, which significantly impacted the Companies’ naphtha costs besides a stronger competition in the polyethylene domestic market. EBITDA in reais amounted to R$ 1.6 billion, down 21% from 2005, additionally impacted by the exchange rate appreciation. Net income for the year added up to R$ 82 million against R$ 680 million in the prior year.

Investments in operations in 2006 totaled R$ 719 million, in line with the prior year. These resources were appropriated to programs focused on corporate competitiveness, industrial automation, capacity increase, such as the isoprene plant, technology, as well as health, safety and environment.

Capital discipline, reduction in financial costs, and lengthening of the debt profile are ongoing commitments of Braskem’s finance management. In line with these goals, the Company successfully launched in 2006 a series of issues in the capital markets, noteworthy among which are perpetual bonds at 9% per annum, in the amount of US$ 200 million.

At year end, the Company’s net debt totaled R$ 4.5 billion, with average terms over 16 years and maturity profile consistent with the forecast cash generation for each year. The net debt/EBITDA ratio stood at 2.7 times, compared with 1.7 in December 2005, as a result of investments made by the Company, payment of dividends and interest on equity in the amount of R$ 326 million, the share buyback program of R$ 182 million, and the acquisition of Politeno’s control for the initial amount of R$ 238 million.

For the second consecutive year, Braskem was selected to make part of the São Paulo Stock Exchange (Bovespa) Corporate Sustainability Index (ISE), a differentiated portfolio of shares in corporations which stand out in the promotion of sustainable development, social responsibility and corporate governance – all principles and values endorsed by the Company since it was founded in 2002, under a Public Commitment.

With respect to corporate governance, it should be pointed out that Braskem was certified under the Sarbanes-Oxley Act one year before it went into effect. In addition 2 new independent members were elected in the Board of Directors.

Acknowledgements

Braskem’s management would like to once more thank its shareholders, customers and suppliers for the trust bestowed in the Company in 2006, which encourages it to move forward in the search of excellence.

In addition, the accomplishments reached in the period would not have been possible without the dedication and competence demonstrated by Braskem’s staff, who has laid the path for the Company’s growth plan for the next few years. For the second consecutive year, reflecting the Company efforts to provide a stimulating, high-performance work environment, our employees considered Braskem as one of the best Brazilian companies to work for.

2. Outlook

Braskem expects that the sound global economic performance seen lately will continue over the next few years, with high growth rates among the main economies in the world. Such scenario favors the petrochemical industry on account of the elasticity between the demand for petrochemical products and the economic growth rates. The prospects are that the capacity utilization rates remain at high levels over the next years, as a result of the projected equilibrium between the demand for thermoplastic resins in the international market and the forecast delay of new production capacity additions.

The prices of naphtha, Braskem’s main raw material, are highly correlated to oil quotations in the world market. It is expected that the tight ratio of global supply to demand will keep oil and thus naphtha prices at high levels, although at amounts on average below those seen in 2006. The combination of sustained resin prices and naphtha costs below 2006 levels points to potentially increased business profitability in 2007.

On the domestic front, Braskem works with a scenario of sustained economic growth, curbed inflation and potential for additional interest rate cuts, all stimulating the growth in both the economy and consumption. The anticipated improvement in disposable income, credit expansion and increased level of activity in the civil construction industry, among other factors, point to a 8 to 10% per annum increase in the Brazilian market for thermoplastic resins. The inventory reduction observed in the production chain at the end of 2006, driven by higher prices, establishes improved conditions to further enhance the demand in 2007.

Braskem should benefit from this scenario as all its plants will be in a position to operate at high capacity utilization rates in 2007, considering that shutdowns at the ethylene and some PE units previously scheduled for 2007 were performed during 2006.

The scenario described above, combined with the implementation of competitiveness programs completed in 2006, such as Fórmula Braskem and Braskem +, will allow Braskem to fully capture the gains anticipated from these programs as from 2007, with operating costs reduction and potential positive impacts on the Company results.

Braskem steadily pursues its strategy of growth coupled with value creation for all its shareholders. The Company will be diligent regarding opportunities of consolidation in the Brazilian petrochemical industry, as it believes that the outcome of this process will provide increased competitiveness to the sector, which is increasingly required in a global environment. Furthermore, Braskem is expected to increase its production capacity by implementing new projects, while preserving its capital discipline, in new ventures capable of generating returns above its cost of capital.

In this context, Braskem is developing a series of growth projects, with potential to double its resins annual production capacity to almost 5 million tons. These projects, if implemented, will provide a better balance between the main sources of raw materials (naphtha and gas), with reduced production costs for the Company and, accordingly, will leverage the company to a new level of scale and competitiveness. The projects are as follows:

  Petroquímica Paulínia, a joint venture with Petroquisa, for the production of up to 350 thousand tons of PP as from the first quarter of 2008;
  a 400-thousand ton unit of PP in Venezuela, in partnership with Pequiven, scheduled to start up operations in late 2009;
  Capacity increases in existing units (debottleneckings), in the Basic Petrochemicals Unit, scheduled for 2010, as well as in PE and PVC;
  a new PP plant to be built in the Camaçari Petrochemical Complex, with start-up scheduled for 2011;
  The Jose Olefins Complex in Venezuela, entailing the construction of an ethylene plant from natural gas, with a 1.2 million ton capacity, integrated with polyethylene plants and other second generation plants. These plants are scheduled to become operational in late 2011.

3. Operational Performance

        • 3.1 Industrial Performance

Braskem’s operating strategy is based on the optimization of assets by maintaining high capacity utilization rates at the industrial units, giving priority to the sale of higher value-added products in more profitable markets and segments.

In 2006, this strategy coupled with increased production capacity on account of the acceleration of the Braskem + program and investments in capacity additions, allowed the Company to maintain its production levels compared to 2005, in spite of certain negative events that affected the utilization rates during the period.

Production Volume	2006		2005	Chg.%
(tons)	(D)		(E)	(D)/(E)

Polyolefins Unit
. PE´s - Polyethylene*	971.484	*	772.166	26
. PP - Polypropylene	542.781		528.980	3
. Total (PE´s + PP)	1.514.265		1.301.146	16

Vinyls Unit
. PVC - Polyvinyl Chloride	444.056		447.376	(1)
. Caustic Soda	449.847		459.676	(2)

Basic Petrochemical Unit
. Ethylene	1.103.969		1.165.319	(5)
. Propylene	520.413		562.048	(7)
. BTX**	639.898		673.854	(5)

*Includes 236 thousand tons of Politeno´s production
**BTX - Benzene, Toluene, Ortho-xylene and Para-xylene

In 2006, the Polyolefins Unit recorded a 16% production volume increase year-on-year, with a 26% growth in PE, mostly due to the acquisition of the control of Politeno, which added approximately 236 thousand tons from April to December 2006. In addition, the good operability of the PP units, which reached a 97% utilization rate, was an important contribution for the 3% production increase over the previous year.

The PVC production at the Vinyls Unit was in line with 2005, despite the limited supply of ethylene as a result of a non-scheduled stoppage of the Basic Petrochemicals Unit in 2Q06.

In 2006, the Basic Petrochemicals Unit recorded a 5% decline in the production of its main products, ethylene and propylene compared to the prior year. This reduction resulted from certain operating difficulties, as discussed below:

  scheduled and/or early maintenance stoppages at the ethylene, PE and PVC units;
  operating problems of important ethylene and propylene customers during the first half of 2006; and
  the PE supply/demand balance in the domestic market.

On the grounds of potential improved profitability on a short-term basis, the maintenance stoppage at the Olefinas I unit, previously scheduled for early 2007, was divided into two. A mini-stoppage was performed in December 2006, for priority services, and another stoppage will be carried out in 2008.
The implementation of this strategy allows for projecting higher capacity utilization rates and higher production volumes in 2007.

        3.2 – Commercial Performance

In 2006, Braskem reaffirmed its focus on developing higher value added products and solutions, based on a differentiated structure of innovation and technology, which resulted in an increase in the profitability derived from its commercial performance.

The Brazilian market for thermoplastic resins, confirming its historic elasticity to the GDP growth, increased by 9% in 2006 – 8% for PE, 12% for PP and 8% for PVC.

In the light of this growth scenario and its commercial strategy, the Company consolidated its leadership position in the regional market in 2006. In the domestic market, the sales volume of thermoplastic resins (PE, PP and PVC) reached 1.5 million tons, 12% above 2005, when 1.3 million tons was sold. The volume of resins exported by Braskem was 500 thousand tons, up 17% from 2005.

The table below shows volumes sold both in the domestic and foreign markets:

Sales Volume	2006	2005	Chg.%
(tons)	(D)	(E)	(D)/(E)

Polyolefins Unit
. PE´s - Polyethylene	995.178	768.167	30
. PP - Polypropylene	529.944	517.502	2
. Total (PE´s + PP)	1.525.122	1.285.669	19

Vinyls Unit
. PVC - Polyvinyl Chloride	432.754	441.940	(2)
. Caustic Soda	430.074	464.620	(7)

Basic Petrochemical Unit
. Ethylene *	307.862	581.070	(47)
. Propylene	435.961	479.430	(9)
. BTX**	529.544	594.442	(11)

* Reduced by 232,186 tons due to the transfer to Politeno from April to December 2006.
**BTX - Benzene, Toluene, Ortho-xylene and Para-xylene

For the Polyolefins Unit, domestic sales of PP grew by 8% in 2006 compared to 2005. The volume of Brazilian imports of PP also increased by 23%, in particular during the first half, as a result of the appreciation of the real. With more sales channeled to the local market, PP exports declined by 21%. On the other hand, total sales of PE rose by 30% compared to 2005, driven by the acquisition of Politeno’s control, which, from April through December, added approximately 220 thousand tons sold to the domestic and export markets, in spite of the momentary imbalance between supply and demand of the product due to the entry of a new player in the region as from 2Q06.

For the Vinyls Unit, domestic sales of PVC grew by 6% in 2006, boosted by the growth in the civil construction sector (tubes, connections and profiles). Given the maintenance of volumes produced and higher channeling of sales to the domestic market, PVC exports declined in 2006. The total PVC volume sold in 2006 decreased 2% when compared to 2005.

Ethylene volumes sold by the Basic Petrochemicals Unit were impacted by 232 thousand tons due to the transfers to Politeno after its acquisition by Braskem occurred in April 2006, as this volume was previously considered as volume sold. Excluding this transfer, the decrease would have reached 7%. On the other hand, the volume of propylene sold decreased by 9%. The reduced sales of these products are also a consequence of the lower volume produced due to scheduled and/or early maintenance stoppages, as well as operating problems with customers.

         • 3.3 – Competitiveness Management

                 • 3.3.1 Early Completion by 1 Year of Braskem + Program

Results obtained by Braskem one year before scheduled will allow the Company, as from 2007, to take full advantage of annual, recurring gains of R$ 437 million arising from several program initiatives. The purpose of the Braskem + program, implemented in 2004, is to position the Company among the most competitive players in the international petrochemical industry. Braskem + increases the Company’s ability to create value in all stages of the petrochemical cycle.

Benefits from the Braskem + for the individual industrial units include, among others:

  Increase in the production efficiency of ethylene/propylene, with annual savings of R$ 46 million;
  Increase in the energy efficiency of steam generation, with savings of R$ 29 million/year;
  Increase in the yield of PVC units due to the optimization of reaction cycles, with annual gains of R$ 31 million;
  Reduction in the consumption of steam at the aromatics and utilities plant, with annual gains of R$ 74 million;
  Implementation of software to improve production planning and scheduling, with annual gains of R$ 48 million;
  Increase in the efficiency of chlorine liquefaction, with annual gains of R$ 10 million.

                 • 3.3.2 Implementation of the Fórmula Braskem Project

From October 2005 to September 2006, Braskem worked in the implementation of a new integrated management system, named Fórmula Braskem, using a software which is a benchmark in the petrochemical industry globally. The system was implemented on October 1, 2006, after one year of dedicated efforts of a team comprising some 120 members, who reviewed all business processes. Key to the success of the project success was the management of change which led to a high synergy level among all areas of the Company. Investments in the project, the second phase of which will be implemented in August 2007, amount to R$ 130 million, of which R$ 91 million were disbursed in 2006. With the implementation of the system, the Company has already started to earn benefits, concentrated in the commercial, logistic and supply areas.

4. Economic and Financial Performance

         • 4.1 – Net Revenue

With the growing market environment combined with the increase in PE capacity resulting from the acquisition of Politeno’s control, the volume of thermoplastic resins sold by Braskem increased by 13%, or 230 thousand tons.

This scenario, coupled with higher prices in the international market as of May 2006, brought about an increase in the average Braskem resins prices for 2006 of 10% (quoted in U.S. dollars, benchmark currency for petrochemical prices). In the domestic market, prices increased as of the second half of the year.

Accordingly, Braskem recorded net revenue of US$ 5.4 billion in 2006, up 13% from US$ 4.8 billion in 2005. With the 10.6% average appreciation of the real against the U.S. dollar in 2006, net revenue in reais amounted to R$ 11.7 billion, compared to R$ 11.6 billion in 2005.

Since its formation in 2002, Braskem has steadily increased its net revenues in U.S. dollars at a compound rate of 23% per year. Such increase arises from investments made in productivity and competitiveness improvements, capacity additions and acquisitions, which expanded the scale and complemented the Company product portfolio. When translated into reais, due to the exchange rate appreciation, Braskem’s net revenues grew at a compound rate of 14%.

4.1.1 – Export Sales

Braskem has consistently expanded its investments since 2005, aiming at strengthening its international presence. As part of this strategy, the Company opened commercial and distribution operations in Europe, USA and Argentina. As a result, the volume of exports increased and revenue from exports significantly rose by 44% in 2006, to reach US$ 1.4 billion (26% of net revenue), compared to US$ 1.0 billion in 2005 (20% of net revenue).

Exports evolved at a compound rate of 35% per year since the foundation of the Company in 2002, increasing by almost US$ 1 billion over the past 5 years. Even increasing its exports, Braskem maintained its leading position in all segments and has always aimed at meeting customers’ needs.

         • 4.2 – Cost of Goods Sold (COGS)

In 2006, COGS totaled R$ 9.9 billion, a 6% increase compared to R$ 9.3 billion in 2005.

The Company COGS in 2006 was impacted by R$ 756 million relating to raw material and energy cost rises. Of this amount, R$ 720 million refer to increased costs of naphtha, given the 19% growth in the international benchmark price – naphtha ARA (Antwerp, Rotterdam and Amsterdam) –in the period, as a result of the substantial increase in oil prices. The remaining R$ 36 million relate to higher costs of electricity, natural gas, fuel oil and other utilities, due to both higher prices of electricity and stronger utilization of fuel oil given lower availability of natural gas to the Basic Petrochemicals Unit. The average real appreciation of 10.6% in the year, however, partially offset this impact by R$ 630 million.

During 2006, Braskem purchased 4,168 thousand tons of naphtha, of which 3,123 thousand tons (75%) from Petrobras – its main raw material supplier. The remaining 1,045 thousand (25%) was imported directly by the Company, mostly from Northern African countries and Venezuela.

Depreciation and amortization expenses added up to R$ 525 million in 2006, 28% above the R$ 410 million recorded in 2005. The change arises chiefly from the start-up of projects completed in 2006 and 1H06, as well as from the revised periods for depreciation of scheduled maintenance stoppages. Effective January 2006, the Company, pursuant to IBRACON (Brazilian Institute of Accountants) Technical Interpretation 0001/2006, adopted the accounting policy of recording scheduled maintenance stoppage expenses as additions to property, plant and equipment. These expenses were previously deferred and are now depreciated until the beginning of the next stoppage, thus affecting the depreciation for the period.

         • 4.3 – Selling, General and Administrative Expenses

During 2006, Selling, General and Administrative (SG&A) expenses totaled R$ 874 million, compared to R$ 688 million in 2005.

General and administrative expenses grew by R$ 45 million, of which R$ 26 million relate to Politeno expenses, consolidated as from April 2006, when Braskem acquired the company control, and R$ 15 million represent non-recurring expenses associated with the integration of Politeno and restructuring of Polyolefins, PET and caprolactam businesses.

Selling expenses recorded the highest growth – R$ 142 million – due to: (i) increased export expenses, in the amount of R$ 25 million; (ii) a R$ 59 million increase in the provision for doubtful accounts, including R$ 16 million for provision adjustment criterion at Politeno, and R$ 39 million for a non-recurring credit recovery in 2005; (iii) expenses of R$ 21 million related to Politeno’s sales, consolidated from April to December; (iv) higher expenses related to distribution logistics and storage in the amount of R$ 30 million; and (iv) the R$ 5 million increase in fixed costs mostly on account of the opening of sales and distribution offices in Argentina, Europe and US.

         • 4.4 – Other Operating Income (Expenses)

During 2006, other operating income equaled R$ 157 million, compared to R$ 70 million in 2005. The change is attributable to non-recurring operating income arising from the reversal of the provision for PIS/Cofins as a consequence of a final and unappealable judicial suit, in the amount of R$ 112 million, in the first quarter of 2006.

         • 4.5 – EBITDA

In 2006, EBITDA amounted to R$ 1.6 billion, or 21% below the R$ 2.1 billion EBITDA recorded in 2005. When translated into U.S. dollars, the annual EBITDA showed a 11% decline year-on-year, reaching approximately US$ 758 million in 2006 and US$ 851 million in 2005.

The main drivers of the reduced EBITDA were (i) the significant increase in the prices of naphtha, the Company’s main raw material, following the upward trend in oil prices; and (ii) the 10.6% appreciation of the real against the U.S. dollar during the year, as 100% of the Company’s revenue are denominated in U.S. dollars, while only 80% of the costs are expressed in this currency.

Results for 2006 started to improve in the beginning of the second half of the year, driven by the recovery of resins prices. This scenario was even stronger in the fourth quarter, with EBITDA of R$ 530 million, equal to one third of annual results, and EBITDA margin of 18%, twice the margin recorded in the second quarter of the year.

         • 4.6 – Investments in Subsidiary and Associated Companies

Braskem’s results from investments in subsidiaries and associated companies amounted to R$ 198 million, 8% less than R$ 215 million recorded in 2005, excluding the effects of amortization of goodwill arising mostly from investments in Copesul. The change is partly due to the full consolidation of Politeno in 2006, given the acquisition of the company control by Braskem in April 2005. The 34% equity stake in Politeno in 2005 led to gains of R$ 29 million.

It is worth pointing out Copesul’s good operational and financial performance in 2006, with an impact of R$ 182 million on Braskem’s results, R$ 20 million over 2005. Copesul, in which the Company holds 29.46% of its total capital, is jointly controlled by Braskem and Ipiranga.

(R$ thousand)
Investments in Subsidiaries and Associated Companies	2006		2005

Associated Companies - Equity Method	195.911		212.377
. . Copesul	181.467		161.963
. . Others	14.444		50.414
Exchange Variation	(1.382)		3.629
Others	3.383		(582)
Subtotal (before amortization)	197.912		215.424
Amortization of goodwill/negative goodwill	(57.757)	*	(152.539)

TOTAL	140.155		62.885

* Includes R$ 53 million of Polialden's negative goodwill write-off

By the end of the second quarter of 2006, Polialden was merged into Braskem. This corporate action had certain effects on results, including: (i) write-off of negative goodwill in the amount of R$ 53 million; (ii) transfer of amortization of goodwill on this investment to the amortization and depreciation expenses line, as from June 2006; and (iii) income tax credit of R$ 76 million relating to the incorporation of goodwill from the time of the acquisition of Polialden through the merger. Items (i) and (ii) are the most important drivers of the 62% decrease in amortization of goodwill/negative goodwill in 2006 compared to 2005.

         • 4.7 – Financial Results, Net

The increase in net debt affected Braskem’s net financial results, which was an expense of R$ 902 million in 2006 compared to an expense of R$ 652 million in 2005. The strengthening of the Real favored the financial result in 2005 and 2006. The effect was more marked in 2005, when the Real appreciated by 16.8% in average, versus only 10.6% in 2006. This was the main reason for the R$ 139 million difference in exchange rate variation between the two periods.

Excluding the effects of foreign exchange and monetary variations, Braskem recorded expenses of R$ 781 million, corresponding to an 18% increase compared to the financial results of 2005, which amounted to expenses of R$ 663 million.

The R$ 118 million increase arises from: (a) increase in expenses derived from structured financial transactions during the year; (b) results of hedge contracts – currency, interest rate and operational; (c) increase in interest on operating working capital, and (d) increase in the base of tax provisions bearing interest at the SELIC rate.

(R$ million)
	2006	2005

Net Financial Result	(902)	(652)

Foreign Exchange Variation (FXV)	101	240
Monetary Variation (MV)	(222)	(229)

Financial Result less F/X and MR	(781)	(663)

         • 4.8 – Net Income

Net income amounted to R$ 82 million in 2006, compared to R$ 680 million in 2005, mostly as a result of decreased operating income and financial results.

         • 4.9 – Capital Structure, Liquidity and Rating

Braskem’s risk rating was upgraded in 2006, contributing to lower funding and financial transaction structuring costs, which ensured the accomplishment of important targets relating to the improvement of its debt profile and lengthening of the debt amortization average maturity. The credit rating agency Standard & Poors upgraded Braskem, in local scale, from ‘brAA-’ with positive outlook to ‘brAA’ with stable outlook. The agency Fitch Ratings upgraded the Company in global scale from “BB”, with positive outlook, to “BB+”, with stable outlook for local and foreign currency; and upgraded the rating in long-term national scale from “AA-(bra)” to “AA(bra)”, both with stable outlook.

As part of its commitment to maintaining capital discipline and carrying out investments with return above its capital cost, in 2006 Braskem disbursed R$ 869 million, including operating investments and business competitiveness programs, in the amount of R$ 719 million, and scheduled maintenance stoppages, which totaled R$ 150 million. Additionally, the Company paid dividends and interest on equity to its shareholders in the amount of R$ 326 million, acquired Politeno’s control for the initial amount of R$ 238 million, and carried out a share buyback program for R$ 182 million.

In this context, net debt at the end of 2006 was R$ 4.5 billion, compared to net debt of R$ 3.4 billion as of December 2005. In U.S. dollar terms, Braskem’s net debt went from US$ 1.5 billion in 2005 to US$ 2.1 billion at December 31, 2006. Braskem’s financial leverage ratio, measured by the ratio “Net debt/EBITDA”, went from 1.63 in 2005 to 2.74 at December 31, 2006.

Net debt for 2005 differs by R$ 570 million from net debt published in the 2005 management report due to the adoption of CVM Instruction 408 and CVM/SNC/SEP Circular Letter 01/2006, which prescribe that Creditory Rights Investment Fund (FDIC) be recognized as debt.

During 2006, the Company focused its efforts on extending the average maturity of its debts, which now reaches 16 years, thus ensuring the adequacy of the profile of its annual maturities, as well as higher efficiency in the allocation of funds to operating working capital, besides reducing its foreign exchange exposure. At the end of 2006, the Company debt linked to the U.S. dollar corresponded to 49%, compared to 54% at the end of 2005.
Currently, all operating and financial maturities in U.S. dollars are covered by foreign exchange hedge for the next 24 months. They comprise cash balances invested in U.S. dollars, projected export and import balance and, when necessary, derivative instruments that protect it from exchange rate fluctuations.

The graph below depicts the Company repayment schedule as of December 31, 2006:

5. Capital Expenditures

In 2006, the Company capital expenditures totaled R$ 719 millions (not including capitalized interest in the amount of R$ 83 million) compared to R$ 717 million in 2005. The resources were invested in projects providing attractive returns, such as: (1) capacity addition at plants (debottleneck), (2) business competitiveness programs, Braskem + and Fórmula Braskem, and (3) technology upgrades. Furthermore, significant investments were made in health, safety and environment.
The major investments in production capacity increases during 2006 were:

  R$ 80 million in the Basic Petrochemicals Unit – expansion of the production capacity of isoprene, with start-up in November 2006 and addition of 8 thousand tons, or 48% of the existing production capacity;
  R$ 10 million in the debottlenecking of a PE plant, with capacity addition of 30 thousand tons of higher value-added PE, in particular in the production line of Braskem Flexus®, with start-up in September 2006.

In addition, investments in information systems and the Fórmula Braskem program amounted to R$ 97 million.

Furthermore, the Company disbursed R$ 150 million for scheduled maintenance stoppages, to ensure the operation of its plants at high levels of reliability.

As part of the consolidation process underway in the Brazilian petrochemical industry, in April 2006 Braskem acquired the control of Politeno and now holds 100% of the voting and 96.2% of the total capital of this company. The initial amount paid was equal to US$ 111 million. The final value will be calculated in accordance with Politeno’s performance within the next 18 months, reflecting the evolution of polyethylene and ethylene spreads in the Brazilian market, through a formula agreed among the parties.

Given the completion of the competitiveness programs (Braskem + and Fórmula Braskem) and investments in capacity additions at existing units (debottlenecking), Braskem will continue to look for projects which support its growth coupled with value creation. To this end, the Company plans to invest approximately R$ 550 million in 2007. This sum includes, besides investments to maintain the competitiveness of its plants, investments to increase the capacity of the Basic Petrochemicals Unit, such as the conversion of MTBE into ETBE, using a renewable source of raw material (ethanol) with higher value added, and studies to launch hydrocarbonic resins at the end of this decade with emphasis on available process streams targeting the adhesives, as well as plastic and rubber compounds, paints and varnishes.

In connection of scheduled maintenance stoppages, expenditures estimated for 2007 amount to approximately R$ 150 million.

6. Innovation and Technology

With the launch of the first Brazilian resin based on nanotechnology, in 2006 Braskem made a technological breakthrough in terms of application of polypropylene and potentially other thermoplastics in the country, consolidating its position as one of the major sources of development of innovative solutions for the regional petrochemical market. Such outstanding position stems from the priority given by Braskem to research and development activities. Technological autonomy is one of the strategic drivers of the Company, in addition to reflecting its commitment to creating value to all its shareholders and making its contribution to improve the competitiveness of its customers and the entire petrochemical and plastic production chain.

In line with these objectives, Braskem has conducted research to manufacture resins from renewable raw material sources – the so-called green polymers. These projects involve partnerships with strategic customers and are carried out on the hopes of enhancing the value and competitiveness of the entire production chain.

These accomplishments illustrate Braskem’s efforts to foster the sustainability of its activities while simultaneously reinforcing its leadership in the segments of higher value-added resins, in order to increase the profitability of its operations. During 2006, the Company launched 10 new resins which, when added to those developed in 2005 and 2004, represent 20% of the net revenue from thermoplastic resins sold over the past three years.

To support this significant market share, Braskem adopts a consistent investment policy in the area of research and development. Last year, these expenditures totaled R$ 45 million, in line with the historic average of the past few years. Part of these funds was appropriated to the creation of a development center in Camaçari focused on ultra high molecular weight polyethylene, UTEC®. Similarly, Braskem enhances the activities of its Technology and Innovation Center. As a result of this work, the Company filed 14 new patents in 2006 and now holds a total of 151 patents registered.

Noteworthy among the 2006 developments is the launch of the Idealis® resin, a high molecular weight polyethylene used in equipment for the food and automotive industries, targeted mostly to the European market. It should also be pointed out the importance of a polypropylene resin to be launched soon, for application in high performance raffia for agribusiness and civil construction. A significant development in connection with PVC is a compound used by the automotive industry in carpets.

Bearing in mind its dedication and performance in research and development, in 2006 Braskem was granted the Finep Technology and Innovation – South Region award, for the innovation management system developed by the Company. Of equal importance was the Anísio Teixeira Award, granted to Braskem by the Foundation for the Support of Research of the State of Bahia in the Innovative Company category.

7. Capital Markets and Investor Relations

The number of Braskem’s outstanding shares (free float) went from 47% in 2005 to 49% of the total capital in 2006, due to the incorporation of Polialden with the issue of 7.9 million shares, partially offset by the buy-back of shares to be kept in treasury. This increase significantly helped maintaining a good level of liquidity of Braskem’s shares at Bovespa in 2006.

The average volume of preferred class A Braskem shares traded on Bovespa (BRKM5) increased by 38% during the year, from 1.2 million securities traded per day in 2005 to 1.6 million in 2006. The financial volume, however, went from R$ 27.7 million per day in 2005 to R$ 24.0 million per day in 2006, as Braskem’s shares prices went down last year.

In the same period, the Brazilian equity market experienced its best period in terms of companies that went public – as a result of 25 new companies that listed on Bovespa, leading to an increase of 50% in the trading and financial volumes on the Exchange. This move, in conjunction with the maintenance of the number of trades and lower prices on average of Braskem’s PNA share in 2006 compared to the prior year, resulted in the reduced weigh of Braskem’s PNA shares in the São Paulo Stock Exchange Index – Ibovespa, which declined from 2.91% in the first four months of 2006 to 1.84% of the portfolio valid for the first four months of 2007. Notwithstanding this fact, Braskem holds the 16th position in terms of participation in the index.

On the New York Stock Exchange – NYSE, the average volume of Braskem’s ADR (BAK) traded decreased by 4%, from 228 thousand ADRs per day in 2005 to 219 thousand in 2006. This is attributable to the increased trading of securities on Bovespa. The average financial volume of ADRs declined by 32% for the same reason mentioned above. ADR quotes were lower in 2006.

Braskem class A preferred shares traded on BOVESPA (“BRKM5”) closed the year quoted at R$ 15.00 per share. Braskem ADRs (BAK) closed the year trading at US$ 14.59 per ADR. On Latibex, the Madri Exchange section dedicated to trading of Latin American company shares, Braskem shares closed 2006 quoted at € 5,33.

During 2006, Braskem presented its quarterly results to several regional Associations of Financial Analysts (Apimec), and participated in a number of national and international events aimed at strengthening the Company’s relationship with its investors and allowing a better understanding of its corporate fundamentals by the capital markets.

In 2006, Braskem disclosed two important corporate moves which ratified the Company’s interest in the consolidation of the regional petrochemical sector. As from April 4, 2006, Braskem holds 100% of the voting capital of Politeno and, on May 31, 2006, Polialden was merged into the Company. The cycle of corporate restructuring that commenced when the Company was formed is thus completed.

Between May and October 2006, in order to capture an important value creation potential to its shareholders, Braskem carried out a share buyback program and repurchased 13.1 million class A preferred shares (PNA). Upon completion of the program, the Company had 14.4 million PNA shares in treasury.

Stock Performance - BRKM5	12/30/05	3/31/06	6/30/06	9/30/06	12/31/06
Closing Price (R$ per share)	18,07	15,96	13,29	13,53	15,00
Return in the Quarter (%)	(17)	(12)	(17)	2	11
Accumulated Return (%)*	603	521	417	426	483
Bovespa Index Accumulated Return (%)*	197	237	225	223	295
Average Daily Trading Volume (R$ thousand)	25.489	26.921	24.256	21.513	23.306
Market Capitalization (R$ million)	6.694	5.912	4.923	5.012	5.556
Market Capitalization (US$ million)	2.860	2.721	2.274	2.305	2.599
ADR Performance - BAK	12/30/05	3/31/06	6/30/06	9/30/06	12/31/06
Closing Price (R$ per ADR)	16,21	14,91	12,19	12,59	14,59
Return in the Quarter (%)	(22)	(8)	(18)	3	16
Accumulated Return (%)*	882	804	639	663	784
Average Daily Trading Volume (US$ thousand)	3.927	4.881	3.032	2.212	2.165
Other Information	12/30/05	3/31/06	6/30/06	9/30/06	12/31/06
Total Number of Shares (million)	362.524	362.524	370.402	370.402	370.402

. Common Shares (ON) - BRKM3	120.860	120.860	123.492	123.492	123.492

. Preferred Shares Class "A" (PNA) - BRKM5	240.860	240.860	246.107	246.107	246.107

. Preferred Shares Class "B" (PNB)	803	803	803	803	803

(-) Shares in Treasury (PNA) - BRKM5	(467)	(467)	(4.471)	(11.163)	(14.363)

= Total Number of Shares (ex Treasury)	362.056	362.056	365.931	359.239	356.039

ADR (American Depositary Receipt)	1 ADR = 2 BRKM5 shares
* Accumulated return since the market closing on December 30, 2002.
Source: Economática/Braskem

         • 7.1 – Dividends

Braskem’s Board of Directors, in line with the Company’s dividend distribution policy, has proposed the payment of R$ 36.9 million, or R$ 0.159 per share as dividends only to class A and B shareholders and American Depositary Receipts (ADRs) holders. The unitary amount that will be paid to ADRs holders is R$ 0.318 per ADR. These amounts will be submitted to the approval of the Annual Shareholders’ Meeting.

8. Sustainability

The welfare and health of its members, partners and neighboring communities are fundamental values for Braskem. Aligning projects and strategies with the Company major goals is a challenge that was emphasized during the frequent training programs offered by Braskem to its members and partners focusing on these areas, enhancing the consistency of procedures across the units.

During 2006, Braskem consolidated its Healthy, Safety and Environment (HSE) related actions, practices and strategies, now combined in an ambitious program, “Always Excellence in HSE”,

comprising 165 Strategic Elements (SE’s) that will guide the Company efforts towards becoming a world benchmark in this field and accomplishing its strategic vision.

The Company invested significantly in this area, which in 2006 added up to R$ 152 million and helped maintain Braskem’s HSE indicators at levels similar to the best international standards and above the average for the Brazilian chemical and petrochemical industries.

Braskem carried on its previous actions to remain as part of Bovespa Corporate Sustainability Index – ISE. This recognition, received for the second consecutive year, testifies to the alignment of the Company practices and its Public Commitment of 2002, at the time of its organization. More important than placing Braskem among the distinguished group of Brazilian public companies that stand out in their efforts to foster sustainable development, social responsibility and corporate governance, this recognition means that the Company is on its way to corporate excellence.

During 2006, the frequency rate of accidents with and without leave was 1.7 million hours worked/man, including employees and third parties.

Under its continuous improvement program, Braskem took significant steps to value and reuse its effluents. As a result, the Company received the important Ecoimagination international award for 2006, granted by General Electric to those companies coming up with the most creative environmental protection solutions. The award relates to a water reutilization program implemented at Braskem units in the State of Alagoas.

In order to create value and promote the sustainability of its business, Braskem has focused on the identification of opportunities for Clean Development Device projects. Accordingly, during 2006 the Company quantified potential gas emissions at its 14 plants with potential greenhouse effect, and selected approximately 25 projects designed to significantly reduce such impact, aiming at further improving the Company environmental performance.

With respect to eco-efficiency, the consumption of energy and water decreased by 3% and 2%, respectively, compared to the prior year.

Making a contribution to the development of the neighboring communities is also an important commitment of the Company. In this connection, Braskem promotes a consistent set of programs driven by its Social Responsibility Policy, focusing on environmental education, social inclusion and cultural incentive. Approximately R$ 10 million was invested in these programs in 2006. The existing corporate volunteer work program was greatly enhanced during this period, when over 160 employees from several states joined the initiative.

In the State of Rio Grande do Sul, the Company introduced in 2006 the Braskem on Stage award, along the lines of the successful experience of Braskem Theater Award which has for some years now stimulated arts in Bahia. The initiative also provides for interchange of prizewinning plays between the two States. Additionally, the new program gave non-educated people an opportunity to go to the theater, with the staging of plays for low income communities, such as Vila Pinto, on the outskirts of Porto Alegre. In this city, Braskem also supports a plastic screening and recycling project.

Under this strategy, the first Braskem Rotation Marathon, part of the traditional Porto Alegre International Marathon, was held in Porto Alegre in 2006. The event was as successful as the Braskem Salvador Rotation Half Marathon, which in its third year brought together around 3 thousand athletes, including important foreign participants.

In the State of Alagoas, the scope of Ecovela, a fishermen boat race to foster environmental awareness among inhabitants of the area covered by the Lagoa Viva project, was expanded to include virtually all communities located around lakes Mundaú and Manguaba.

These actions illustrate Braskem’s commitment to making its contribution to economic growth in line with the social-environmental development, so as to enhance the sustainability of its businesses. The commitment is set out in detail in the Corporate Sustainability Report prepared by the Company, following the guidelines and indicators of the Global Reporting Initiative (GRI).

8.1. Corporate Governance

As stated in its Public Commitment disclosed at the time of its formation on August 16, 2002, Braskem reaffirms its commitment to seek the alignment of the interests of all its shareholders, to ethics, competitiveness and excellence in all its actions, to ensure the best return to its shareholders, adding value to their equity investment and providing adequate returns on their invested capital.

In this sense, Braskem developed a model to ensure good Corporate Governance practices. In addition to the Board of Directors and Fiscal Council (Audit Committee), whose powers have been expanded to comply with the requirements of the Sarbanes-Oxley Act, other committees were set up to support the Board of Directors, essentially in charge of analyzing matters of interest to the Board, in order to improve the quality and speed of the decision making process.

The following actions and/or recognitions during 2006 reflect the evolution of Corporate Governance at Braskem:

•	The compliance with the Sarbanes-Oxley Act was obtained one year ahead of schedule, confirming the Company’s commitment to high standards of Corporate Governance.

Braskem implemented new processes in order to conform to the requirements of Section 404 of the Sarbanes-Oxley Act with respect to internal control over its consolidated financial statements;

•
Implementation of the long-term incentive plan which allows for the alignment of interests of the Company executives, while creating value for the shareholders. The plan was approved in September 2005 and became effective in that year, making it possible to tie executives’ remuneration to the appreciation of shares in the long run;

•
Implementation of the Ethics Committee, to act in coordination with Internal Audit and Fiscal Council. Its role is to record, handle, recommend and enforce decisions to address notifications made through the ethics hotline – a communications channel for confidential, anonymous notifications of violations of the Code of Conduct;

•
Election of 2 new independent Board members, one additional important step to implement best practices of corporate governance, in accordance with the different governance levels set up by Bovespa, as well as the guidelines of the Sarbanes-Oxley Act;

•
Consolidation of the Board of Directors information system, accessed from Portal Braskem, which makes available all information required to carry out their roles and responsibilities with safety, transparence, fairness and speed.

•
Recognition as one of two companies with the higher corporate governance rating among Brazilian businesses by GMI (GovernanceMetrics International) agency. The average global rating for emerging markets was 4.3 in a scale of 1 to 10, while Braskem had a global rating of 6.0%, 40% above the emerging markets average and 88% above the average (3.2) of Brazilian companies included in the review;

•
Recognition as one of the 200 most reputable companies in the world (ranking 4th in the universe of 8 Brazilian companies mentioned), according to an assessment made in 2006 by the international Reputation Institute;

•
The Company was once more selected to make part of Bovespa Corporate Sustainability Index, as disclosed by the Exchange in December 2006. The index was created by Bovespa together with capital market-related professional entities, Getúlio Vargas Foundation, Instituto Ethos and the Ministry of Environmental Matters, and is intended to provide investors with a suggested portfolio comprised of shares in companies which demonstrate clear commitment to social responsibility and corporate sustainability. In 2006, 34 companies were selected to make part of the index.

Also noteworthy are the following features that characterize or distinguish Braskem’s Corporate Governance model:

•	Level 1 of Bovespa’s Corporate Governance since February 13, 2003;

•	100% tag along rights for all Braskem shareholders in case of transfer of control;

•	Fiscal Council with expanded powers, in accordance with the Sarbanes-Oxley Act;

•	Code of Conduct setting out the values, principles and practices that guide the corporate behavior. The Code is regularly reviewed for compliance with legal requirements and best practices;

•	Corporate Event Schedule disclosed at the beginning of each year;

•	Corporate Policies, in particular Securities Trading, Financial Management, Social Responsibility, Insurance and Guarantees, and Health, Safety and Environment;

•
Release of the Corporate Sustainability Report - RSE – based on the publication structure proposed by the Brazilian Business Council for Sustainable Development (CEBDS), in conformity with world initiatives disseminated by the World Business Council for Sustainable Development – WBCSD.

         • 8.1.1 - External Audit

The Company’s policy when hiring services not related to external auditing from independent auditors is based on the principles that preserve the independence of such professionals. Such principles, in accordance with internationally accepted rules, consist of the following: (a) the auditor shall not audit his own work; (b) the auditor shall not hold management positions in the hiring company; and (c) the auditor shall not promote his clients’ interests.
Pursuant to CVM Instruction 381/03, PricewaterhouseCoopers Auditores Independentes has not rendered to Braskem services not related to external auditing at levels higher than 5% of total services performed.

9. Personnel Development

People who work at Braskem are at the heart of the Company’s growth strategy, which is based on confidence in the self-development ability of its members and their true interest in serving customers, two solid pillars of our corporate culture. The quality of our staff is a key driver to accomplish our vision to place Braskem among the 10 leading international petrochemical companies.

In accordance with the principles and guidelines of its corporate culture, emphasizing planned delegation and encouraging entrepreneurship, Braskem consistently seeks to provide its employees with a stimulating, high performance work environment, by offering growth, professional and personal enhancement opportunities throughout their careers. In this connection, an advanced competence development system is in place at Braskem, whereby all employees, with the support of their supervisor, are in a position to plan their career evolution. Employees are expected and encouraged to take part in the Company target and result planning process, that provides variable compensation in proportion to the contribution of each employee to the results achieved.

Braskem maintains a consistent set of programs designed to attract, retain and motivate talents. In 2006, the Company invested R$ 13 million in these programs, developed with the support of renowned educational institutions, such as Dom Cabral Foundation and Getúlio Vargas Foundation (FGV), in São Paulo. Braskem’s MBA program is worth mentioning. It was developed in partnership with FGV and the second class began their studies in 2006.

To support its growth strategy, in 2006 Braskem placed even more emphasis on building leaders, by launching the Entrepreneur Development Program – PDE, in addition to carrying on existing skill-building initiatives, such as Competence Development, Personal Development and New Operator Training programs. PDE stands apart in as much as the program includes sharing of experiences among the different generations of organization leaders, a deeper understanding of corporate culture, and exposure to customers and other players across the production chain.

Only four years after its formation, Braskem has become one of the most sought after companies by young graduates from the best Brazilian universities, as can be seen from the quality and number of applicants enrolled in Braskem’s Trainee and Internship programs – approximately 32 thousand youngsters.

Both initiatives have just obtained a new public recognition for its high quality level. The Internship Program was selected as one of the best in the country by Centro de Integração Empresa-Escola (Business/School Integration Center)/Ibope Solutions, while the Trainee Program, under a partnership with the São Paulo Getúlio Vargas Foundation, was awarded with Bahia HR Top.

In recognition of the Company’s increasing efforts to implement the best practices in human resources management, Braskem was chosen for the second consecutive year by Guia Exame/Você S.A. 2006 magazines in 2006 as one of the best companies to work for in Brazil. This achievement reflects the evaluation of each company by its employees, with respect to work environment and opportunities of professional growth. The employees’ evaluation is checked and reviewed by the magazines based on independent criteria.

Attachments

Braskem (Consolidated) in R$ MILLION.
Excludes the effects of proportional consolidation (CVM 247)

Income Statement	2006	2005	Chg. (%)

Gross revenue	14.991	15.200	(1)
Net revenue	11.719	11.615	1
Cost of goods sold	(9.882)	(9.319)	6
Gross profit	1.837	2.296	(20)
Selling expenses	(348)	(206)	69
General and Administrative expenses	(527)	(482)	9
Depreciation and amortization	(380)	(350)	8
Other operating income (expenses)	157	70	125
Investments in Associated Companies	140	63	123
.Equity Result	198	215	(8)
.Amortization of goodwill/negative goodwill	(58)	(153)	(62)
Operating profit before financial result	880	1.391	(37)
Net operating result	(902)	(652)	38
Operating profit (loss)	(22)	739	-
Other non-operating revenue (expenses)	8	(25)	-
Profit (loss) before income tax and social contribution	(14)	714	-
Income tax / social contribution	97	(88)	-
Profit (loss) before minority interest	83	626	(87)
Minority Interest	(2)	54	(103)
Net profit (loss)	82	680	(88)

EBITDA	1.645	2.088	(21)
EBITDA Margin	14,0%	18,0%	-4,0 p.p.
-Depreciacion and Amortization	904	760	19
. Cost	525	410	28
. Expense	380	350	8

ASSETS	12/31/2006	12/31/2005	Chg. (%)
Current Assets	5.467	5.394	1
. Cash and Cash Equivalents	1.780	2.205	(19)
. Account Receivable	1.491	1.359	10
. Inventories	1.565	1.358	15
. Recoverable Taxes	362	299	21
. Dividends/Interest attribut.to Shareholders' Equity	60	37	-
. Next Fiscal Year Expenses	79	43	83
. Others	129	93	39
Long-Term Assets	1.534	1.123	37
. Related Parties	39	55	(30)
. Compulsory Deposits	82	164	(50)
. Deferred income taxes and social contributions	369	277	33
. Recoverable Taxes	912	480	90
. Others	132	147	(10)
Fixed Assets	8.849	8.842	0
.Investments	792	1.252	(37)
.Plant, property and equipment	6.326	5.829	9
.Deferred	1.731	1.761	(2)

Total Assets	15.850	15.359	3

LIABILITIES AND SHAREHOLDERS' EQUITY	12/31/2006	12/31/2005	Chg. (%)
Current	5.249	4.144	27
. Suppliers	3.081	2.654	16
. Short-term financing *	1.564	822	90
. Salaries and social charges	128	106	21
. Proposed dividends/interest attributable to shareholders	41	298	(86)
. Income Tax Payable	1	0	-
. Receivable Taxes	100	191	(48)
. Advances from Clients	25	36	(30)
. Others	308	38	714
Long-Term Liabilities	6.202	6.416	(3)
. Long-term financing	4.730	4.788	(1)
. Taxes Payable	1.297	1.453	(11)
. Others	175	175	(0)
Deferred Income	30	87	(66)
Minority Interest	22	121	(82)
Shareholders' Equity	4.347	4.590	(5)
. Capital	3.508	3.403	3
. Capital Reserves	409	397	3
. Treasury Shares	(256)	(15)	1.602
. Profit reserve	685	806	(15)
. Retained Earnings (Losses)	0	0	-

Total Liabilities and Shareholders' Equity	15.850	15.359	3

Reconciliation of Shareholders' Equity and Net Income - CVM 247 (R$ million)
	Shareholders'	Net Income
	Equity

	Dec 31, 2006	2006

Consolidated Real - does not include CVM 247	4.347	82
Gain on the assignment of right of use between related parties	(35)	20

Consolidated including CVM 247	4.312	101

Braskem S.A.
and Subsidiaries
Financial Statements
at December 31, 2006 and 2005
and Report of Independent Auditors

Report of Independent Auditors

To the Board of Directors and Shareholders
Braskem S.A.

1 We have audited the accompanying balance sheets of Braskem S.A. and the consolidated balance sheets of Braskem S.A. and its subsidiaries as of December 31, 2006 and 2005, and the related statements of income, of changes in shareholders' equity and of changes in financial position of Braskem S.A., as well as the related consolidated statements of income and of changes in financial position, for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements. The audits of the financial statements of the jointly-controlled entities Petroflex Indústria e Comércio S.A. as of December 31, 2006 and 2005, and of Politeno Indústria e Comércio S.A. as of December 31, 2005, representing investments which are recorded under the equity method, were conducted by other independent auditors. Our opinion, insofar as it relates to the amounts of these investments and the profits generated by them, in the amounts of R$ 61,117 thousand and R$ 3,528 thousand, respectively, in 2006, and R$ 223,783 thousand and R$ 45,560 thousand, respectively, in 2005, is based solely on the reports of these other auditors.

2 We conducted our audits in accordance with approved Brazilian auditing standards, which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audit taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the companies, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements, and (c) assessing the accounting practices used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

3 In our opinion, based on our audit and on the reports issued by other independent auditors, the financial statements audited by us present fairly, in all material respects, the financial position of Braskem S.A. and of Braskem S.A. and its subsidiaries at December 31, 2006 and 2005, and the results of operations, the changes in shareholders' equity and the changes in financial position of Braskem S.A., as well as the consolidated results of operations and of changes in financial position, for the years then ended, in accordance with accounting practices adopted in Brazil.

4 As described in Notes 17(c) and 21 to the financial statements, Braskem S.A. and certain subsidiaries are parties to significant lawsuits including those which seek exemption from paying social contribution on net income and a lawsuit regarding the validity of Clause 4 of the Collective Labor Agreement of Union of the Employees of Petrochemical, Plastic Chemicals and Related Companies of the State of Bahia (SINDIQU¥MICA). Based on the opinion of its external legal advisors and the Company's management, no material losses are expected from these lawsuits. Accordingly, these financial statements do not include any provisions to cover the possible effects of these lawsuits.

5 Based on the decision of the Federal Supreme Court (STF), the management of the former indirect subsidiary OPP Química S.A., merged into Braskem S.A. in March 2003, recorded an Excise Tax (IPI) credit in the amount of R$ 1,030,125 thousand in the results for the year ended December 31, 2002. Although the National Treasury has filed an appeal of certain aspects of this decision, as described in Note 9(a), management, based on the opinion of its legal advisors, still believes that there are no material changes in the receivable recorded by the former subsidiary.

6 As described in Notes 11, 12 and 13 to the financial statements, the Company and some of its subsidiaries recognized in their financial statements goodwill on the acquisition of investments based on the fair values of fixed assets and the expected future profitability of the investees. These goodwill balances are being amortized in accordance with the period of return defined in the independent valuation reports and the financial projections prepared by management. The maintenance of the goodwill balances, and the current amortization criteria in the financial statements of future years will depend upon the realization of the projected cash flows and income and expenses used by the valuers in determining the realizable value as well as the future profitability of the investments.

7 At December 31, 2006, a recoverable Value-Added Tax on Sales and Services (ICMS) balance, in the amount of R$ 675,428 thousand (2005 - R$ 412,865 thousand) was recorded in the parent company, and R$ 936,333 thousand (2005 - R$ 556,917 thousand) in the consolidated financial statements, which considers the implementation of the actions described in Note 9(b).

8 Our audits were conducted for the purpose of forming an opinion on the basic financial statements, referred to in the first paragraph, taken as a whole. The statements of cash flows and added value, presented in Attachments I and II, to provide supplementary information about the Company and its subsidiaries, are not a required part of the basic financial statements, in accordance with accounting practices adopted in Brazil. This information has been subjected to the auditing procedures described in paragraph 2 and, in our opinion, is fairly presented in all material respects in relation to the financial statements taken as a whole.

Salvador, February 7, 2007

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "F" BA

Marco Aurélio de Castro e Melo
Contador CRC 1SP153070/O-3 "S" BA

Braskem S.A. and Subsidiaries

Balance Sheet at December 31
In thousands of reais

		Parent company		Consolidated

		(Reclassified)		(Reclassified)
Assets	2006	2005	2006	2005

Current assets

Cash and cash equivalents (Note 4)	1,125,925	1,461,090	1,547,061	2,135,740
Marketable securities (Note 5)	849,006	3,503	413,891	145,794
Trade accounts receivable (Note 6)	891,794	963,333	1,594,858	1,493,312
Inventories (Note 7)	1,443,876	1,250,072	1,767,275	1,567,453
Taxes recoverable (Note 9)	336,350	263,677	408,082	324,868
Deferred income tax and social contribution (Nota 17)	19,573	19,573	20,625	21,979
Dividends and interest on capital receivable	71,908	43,979
Advances to suppliers	63,104	37,255	64,719	40,038
Prepaid expenses	76,049	41,622	84,586	48,800
Other accounts receivable	31,440	51,004	49,899	59,474

	4,909,025	4,135,108	5,950,996	5,837,458

Non-current

Long-term receivables
Marketable securities (Note 5)	63,460	636,303	1,628	325
Trade accounts receivable (Note 6)	51,766	47,479	52,542	49,676
Inventories (Note 7)	22,946	71,817	22,946	75,783
Taxes recoverable (Note 9)	698,497	395,975	953,102	559,423
Deferred income tax and social contribution (Note 17)	361,089	257,677	377,041	273,027
Judicial deposits and compulsory loan (Note 10)	70,610	34,899	90,516	36,522
Related parties (Note 8)	229,308	57,181	40,733	40,560
Other accounts receivable	49,292	22,328	58,653	27,257

	1,546,968	1,523,659	1,597,161	1,062,573

Permanent assets
Investments in subsidiaries and jointly-controlled
entities (Note 11)	1,813,326	2,024,713	6,528	6,206
Investments in associated companies (Note 11)	25,604	25,761	26,187	25,761
Other investments	8,367	8,364	14,056	34,212
Property, plant and equipment (Note 12)	5,994,130	5,675,397	6,688,699	6,364,361
Intangible assets (Note 12)	129,126	28,060	129,450	28,395
Deferred charges (Note 13)	1,325,286	1,486,879	1,891,245	2,231,785

	9,295,839	9,249,174	8,756,165	8,690,720

Total assets	15,751,832	14,907,941	16,304,322	15,590,751

Braskem S.A. and Subsidiaries

Balance Sheet at December 31
In thousands of reais	(continued)

		Parent company		Consolidated

		(Reclassified)		(Reclassified)
Liabilities and shareholders’ equity	2006	2005	2006	2005

Current liabilities
Suppliers	2,907,312	2,529,824	3,022,085	2,580,173
Loans and financing (Note 14)	675,674	612,227	653,898	1,120,391
Debentures (Note 15)	1,157,356	9,295	1,157,687	9,295
Salaries and social charges	122,115	100,603	148,935	135,961
Taxes, charges and contributions	86,670	167,131	122,840	192,169
Income tax and social contribution (Note 17)		10,810	14,425	19,002
Dividends and interest on capital payable (Note 20)	40,221	290,953	41,425	299,202
Advances from customers	11,845	34,784	26,740	42,027
Related parties (Note 8)				3,081
Insurance premiums payable	48,822	2,638	50,039	3,203
Other provisions and accounts payable (Note 1(c))	244,039	27,820	268,878	39,593

	5,294,054	3,786,085	5,506,952	4,444,097

Non-current liabilities
Long-term liabilities
Suppliers	21,426	29,746	21,426	29,746
Loans and financing (Note 14)	3,591,687	3,331,415	3,935,794	3,261,594
Debentures (Note 15)	950,000	1,599,347	982,190	1,599,347
Taxes and contributions (Note 16)	1,279,698	1,158,471	1,321,961	1,324,358
Related parties (Note 8)	7,050	3,372	4,791	3,044
Provision for loss on investments (Note 11)		199,797		9,280
Long-term incentives (Note 19)	2,272		2,272
Deferred income tax and social contribution (Note 17)	7,935	8,525	17,274	10,445
Private pension plans (Note 28)	58,554	58,554	64,205	65,116
Other accounts payable	70,582	59,873	83,398	98,785

	5,989,204	6,449,100	6,433,311	6,401,715

Deferred income
Negative goodwill on the purchase of investments	21,060	25,655	30,405	87,941

Minority interests			21,767	121,232

Shareholders’ equity (Note 20)
Capital	3,508,272	3,402,968	3,508,272	3,402,968
Capital reserves	408,650	396,821	408,650	396,821
Treasury shares	(194,555)	(1,905)	(255,554)	(15,015)
Revenue reserves	725,147	849,217	650,519	750,992

	4,471,514	4,647,101	4,311,887	4,535,766

Total liabilities and shareholders’ equity	15,751,832	14,907,941	16,304,322	15,590,751

The accompanying notes are an integral part of these financial statements.

Braskem S.A. and Subsidiaries

Statement of Income
Years Ended December 31
In thousands of reais, except for net income per share

		Parent company		Consolidated

	2006	2005	2006	2005

Gross sales
Domestic market	11,831,709	12,736,053	13,028,432	14,099,136
Foreign market	2,424,362	2,395,862	3,516,846	2,944,199
Taxes, freights and returns on sales	(3,324,628)	(3,639,630)	(3,552,582)	(3,968,255)

Net sales revenues	10,931,443	11,492,285	12,992,696	13,075,080
Cost of sales and/or services rendered	(9,303,288)	(9,276,273)	(10,792,056)	(10,361,716)

Gross profit	1,628,155	2,216,012	2,200,640	2,713,364

Operating expenses (income)

Selling	283,847	199,638	398,953	261,880
General and administrative	464,847	437,909	539,515	510,082
Directors’ fees	9,186	10,469	12,946	15,092
Depreciation and amortization	371,329	370,389	385,093	355,563
Other operating income, net (Note 24)	(131,885)	(69,891)	(186,142)	(22,753)

	997,324	948,514	1,150,365	1,119,864

Operating profit before equity accounting
and financial income (expenses)	630,831	1,267,498	1,050,275	1,593,500

Equity accounting
Equity in the results of investees	172,783	222,129	801	1,287
Amortization of (goodwill) negative goodwill, net	(61,648)	(385,717)	(57,758)	(152,539)
Exchange variation	2,709	21,341	(1,423)	3,629
Tax incentives			20,504	39,225
Reversal of provision for losses of subsidiaries	6,469	280,702
Other	1,092	(1,844)	8,979	(1,423)

	121,405	136,611	(28,897)	(109,821)

Financial income (expenses) (Note 23)
Financial expenses	(836,255)	(552,804)	(1,097,927)	(675,757)
Financial income	54,948	(62,109)	159,519	(33,619)

	(781,307)	(614,913)	(938,408)	(709,376)

Operating profit (loss)	(29,071)	789,196	82,970	774,303

Non-operating income (expenses), net (Note 25)	7,748	(24,865)	7,120	(25,156)

Income (loss) before income tax
and social contribution	(21,323)	764,331	90,090	749,147

Provision for income tax and social contribution (Note 17)	(444)	(54,869)	(88,054)	(147,737)
Deferred income tax and social contribution (Note 17)	99,520	(23,687)	100,906	(29,641)

Income before minority interests	77,753	685,775	102,942	571,769
Minority interests			(1,593)	54,068

Net income for the year	77,753	685,775	101,349	625,837

Shares outstanding at the end of the year (thousands)	356,039	362,056

Net income per share at year end - R$	0.218	1.894

The accompanying notes are an integral part of these financial statements.

Braskem S.A.

Statement of Changes in Shareholders’ Equity
In thousands of reais

		Capital reserves		Revenue reserves

							Retained earnings
		Tax		Legal	Retention	Treasury	(accumulated
	Capital	incentives	Other	reserve	of profits	shares	déficit)	Total

December 31, 2004	3,402,968	344,225	557	34,634	454,551	(1,905)		4,235,030

Tax incentives		52,039						52,039
Net income for the year							685,775	685,775
Appropriation of net income:
Legal reserve				34,289			(34,289)
Dividends proposed (Note 20(e))							(55,743)	(55,743)
Retention of profits					325,743		(325,743)
Interest on capital (Note 20(f))							(270,000)	(270,000)

December 31, 2005	3,402,968	396,264	557	68,923	780,294	(1,905)		4,647,101

Capital increase (Note 1(c))	105,304							105,304
Tax incentives		11,829						11,829
Repurchase of shares (Note 20 (c))						(192,650)		(192,650)
Effect of change in accounting practice (Note 12)							(164,890)	(164,890)
Transfer from reserve to offset prior year
adjustments					(164,890)		164,890
Net income for the year							77,753	77,753
Appropriation of net income:
Legal reserve				3,888			(3,888)
Dividends proposed (Nota 20(e))							(36,933)	(36,933)
Retention of profits					36,932		(36,932)

December 31, 2006	3,508,272	408,093	557	72,811	652,336	(194,555)		4,447,514

The accompanying notes are an integral part of these financial statements.

Braskem S.A. and Subsidiaries

Statement of Changes in Financial Position
Years Ended December 31
In thousands of reais

	Parent company			Consolidated

		(Reclassified)		(Reclassified)
	2006	2005	2006	2005

Financial resources were provided by:
Operations
Net income for the year	77,753	685,775	101,349	625,837
Expenses (income) not affecting working capital:
Depreciation, amortization and depletion	865,255	766,340	962,399	841,493
Equity accounting
Equity in the results of investees	(172,783)	(222,129)	(801)	(1,287)
Amortization of goodwill (negative goodwill), net	61,648	385,717	57,758	152,539
Reversal of provision for losses on investments	(6,469)	(280,702)
Exchange variation	(2,709)	(21,341)	1,423	(3,629)
Tax incentives			(20,504)	(39,225)
Gains (losses) on interests in investments and other	(1,092)	2,293	(11,437)	2,188
Net book value of permanent assets sold	963	1,067	4,403	5,056
Long-term interest, monetary and exchange variations, net	64,137	(42,513)	90,393	(54,369)
Deferred income tax and social contribution	(99,520)	23,687	(100,906)	29,641
Minority interests			1,593	(54,068)
Assignment of right to use		(58,240)	(19,657)	(3,640)
Recovery of tax credits, net	(94,352)		(94,491)
Other	(16,643)	(27,031)	(16,107)	(26,088)

Total funds provided from operations	676,188	1,212,923	955,415	1,474,448

Shareholders
Capital payment	105,304		110,860	2,531
Advance for future capital increase				157

	105,304		110,860	2,688

Third parties
Loans and financing in long-term liabilities	2,119,979	1,206,300	2,234,789	1,606,197
Transfer from long-term receivables to current assets	364,668	30,093	168,344	66,423
Decrease in long-term receivables	21,968	59,618	28,389	123,347
Increase in long-term liabilities	10,686	58,266	55,296	429,911
Dividends	175,970	336,681	2,000	2,000
Tax incentives	11,829	52,039	32,430	91,422
Working capital of merged/acquired companies	300,529	1,010,274	84,043
Other		2,289		5,821

	3,005,629	2,755,560	2,605,291	2,325,121

Total funds provided	3,787,121	3,968,483	3,671,566	3,802,257

Braskem S.A. and Subsidiaries

Statement of Changes in Financial Position
Years Ended December 31
In thousands of reais	(continued)

	Parent company			Consolidated

		(Reclassified)		(Reclassified)
	2006	2005	2006	2005

Financial resources were used for:
Dividends proposed and interest on capital payable	36,933	325,743	66,236	331,300
Transfer from long-term to current liabilities	3,227	21,915	24,869	316,070
Settlement of financing in long-term liabilities	619,652		634,000	617,228
Decrease in current account – liabilities, net	182,315		4,925	117,823
Repurchase of shares / debentures	192,650		192,650	9,068
Transfer from long-term to current financing	1,757,673	481,145	1,767,783	504,231
Decrease in long-term liabilities	138,283	3,078	148,741	3,141
Increase in long-term receivables	121,783	976,908	202,437	507,647

Permanent assets
Investments	523,278	121,739	483,013	22,463
Property, plant, equipment and intangible assets	910,166	855,436	1,056,547	965,285
Deferred charges	35,213	82,477	40,312	87,589

Total funds used	4,521,173	2,868,441	4,620,883	3,481,845

Increase (decrease) in working capital	(734,052)	1,100,042	(949,317)	320,412

Changes in working capital

Current assets
At the end of the year	4,909,025	4,135,108	5,950,996	5,837,458
At the beginning of the year	4,135,108	4,690,295	5,837,458	5,668,249

	773,917	(555,187)	113,538	169,209

Current liabilities
At the end of the year	5,294,054	3,786,085	5,506,952	4,444,097
At the beginning of the year	3,786,085	5,441,314	4,444,097	4,595,300

	(1,507,969)	(1,655,229)	1,062,855	(151,203)

Increase (decrease) in working capital	(734,052)	1,100,042	(949,317)	320,412

The accompanying notes are an integral part of these financial statements.

Braskem S.A. and Subsidiaries

Notes to the Financial Statements
at December 31, 2006 and 2005
In thousands of reais

1 Operations

(a) Braskem S.A. ("Braskem" or "Company"), with headquarters in Camaçari - BA, and 14 production units located in the States of Alagoas, Bahia, São Paulo and Rio Grande do Sul, engages in the production of basic petrochemicals such as ethene, propene, benzene, and caprolactam, in addition to gasoline and LPG (cooking gas). The thermoplastic resine segment includes polyethilene, polypropilene, PVC and Polyethilene Teraphtalate (“PET”). The Company also engages in the import and export of chemicals, petrochemicals, fuels, as well as the production and supply of utilities such as steam, water, compressed air and electric power to the companies in the Camaçari Petrochemical Complex in Bahia (“Northeast Petrochemical Complex”), and the rendering of services to those companies. The Company also invests in other companies, either as a partner or shareholder.

The Company operations are organized into four business units: Basic Petrochemicals, Polyolefins, Vynils and Business Development. Each unit is responsible for managing its full business cycle.

(b) As a result of convertible debentures due to shareholder ODPAR Investimentos S.A. (“ODBPAR INV”) in the amount of R$ 1,130,752 (Note 15), at December 31, 2006, the Company has negative working capital of R$ 385,029.

(c) Corporate reorganization

Since its inception on August 16, 2002, the Company has undergone a major corporate restructuring process, disclosed to the market through relevant event notices. The main developments in 2005 and 2006 can be summarized as follows:

. In February 2005, through a Share Purchase and Sale Agreement entered into with Petrobras Química - Petroquisa S.A. (“Petroquisa”), the Company acquired 23,465,165 shares representing 13.74% of the capital of Companhia Alagoas Industrial (“CINAL”), for R$ 13,402. The Company recognized goodwill of R$ 433 on this transaction, fully amortized since it is grounded in other economic reasons.

. The Extraordinary General Meeting held on March 31, 2005 approved the merger of the subsidiary Odebrecht Química S.A (“Odequi”) based on the appraisal report of the value of shareholders’ equity, issued by independent appraisers, at December 31,2004, in the amount of R$ 1,340,749. Odequi’s equity variations during the 1st quarter of 2005 were taken to the statement of income of Braskem, as equity in the earnings.

. On April 25, 2005, the capital of Braskem Incorporated Limited (“Braskem Inc”) was increased by the Company in the amount of US$ 40,000 thousand (equal to R$ 101,400), from US$ 95 thousand to US$ 40,095 thousand, with the issue of 40,000,000 quotas. The capitalization was carried out through cash contributions. This transaction gave rise to: (i) goodwill of R$ 6,579, fully amortized in the income for the year since it is grounded in other economic reasons and (ii) reversal of the provision for losses on the investee, for the same amount as amortized goodwill.

. On April 29, 2005, as disclosed in a Relevant Event notice, Odebrecht S.A. (“Odebrecht”), Nordeste Química S.A. (“Norquisa”), ODBPAR Investimentos S.A. and Petrobras Química S.A (“Petroquisa”) executed the Second Amendment to Braskem Shareholders’ Agreement, with the Company and Petróleo Brasileiro S.A. – Petrobras (“Petrobras”), as intervening parties. Under this amendment, Petroquisa was granted an option to increase its share in the voting capital of the Company by up to 30%, through the subscription of new shares in the following companies: (i) petrochemical companies located in the Petrochemical Complex at Triunfo, State of Rio Grande do Sul, and (ii) other petrochemical companies considered by the Company as strategic. On March 31, 2006, as there was no consensus on the previously agreed-upon terms and conditions, Petroquisa chose not to exercise the option to increase its percentage holding in the voting capital of the Company.

. At a meeting held on June 22, 2005, the Boards of Directors of the Company and Petroquisa approved capital expenditures of US$ 240 million to build a plant for the production of polypropilene in the city of Paulínia - SP. The investment will be made by the joint venture formed at the time of the organization of Petroquímica Paulínia S.A. (“Petroquímica Paulínia”), on September 16, 2005. On June 5, 2006, the Board of Directors of the Company approved an upward review in the investment amount to US$ 356 million.

. At a meeting held on November 8, 2005, the Board of Directors of the Company approved the organization of an entity in Argentina, named Braskem Argentina S.R.L. (“Braskem Argentina”), as a limited partnership, having as partners the Company and Braskem Distribuidora, holding 98% and 2% of the capital, respectively.

. On November 30, 2005, the Company increased the capital of Braskem Distribuidora from R$ 3,542 to R$ 316,490, by the utilization of credits held by the Company with the subsidiary, in the amount of R$ 312,948. The Company recorded goodwill of R$ 223,467 on this transaction, fully amortized in income for the year, since it is grounded in other economic reasons.

. On April 4, 2006, as disclosed in a Relevant Event notice, Braskem acquired 66.04% of the common and 15.33% of the preferred shares of the capital of Politeno Indústria e Comércio S.A. (“Politeno”). With the acquisition, Braskem now holds 100% of the voting capital and 96.16% of the total capital of Politeno, a company located in the Northeast Petrochemical Complex, with an annual production capacity of 360 thousand metric tons of polyethilene. The initial amount paid by Braskem was R$ 237,500, equal to US$ 111,300 thousand, including a negative goodwill of R$ 73,404.

The final amount to be paid by the Company for the shares so acquired will be computed in November 2007, based on Politeno’s average performance over the 18 months subsequent to the execution of the purchase and sale agreement, in accordance with the difference between the prices of polyethilene and ethylene in the Brazilian market, audited by an independent firm appointed by Braskem and the former shareholders. In order to record the commitment to pay for this acquisition, the Company projected the variables that will define the final price of the shares and, at December 31, 2006, recognized a provision to supplement the estimated price, stated in current liabilities, under “Other provisions and accounts payable”. This gave rise to the reversal of negative goodwill and the recording of a goodwill of R$ 79,788. The provision is subject to changes on account of the fluctuation of market prices and conditions up to the actual payment date.

. The Extraordinary General Meeting held on May 31, 2006 approved the merger of Polialden Petroquímica S.A. (“Polialden”) into the Company, based on the book value of shareholders’ equity as of March 31, 2006, in the amount of R$ 289,941. The exchange ratio of Polialden shares for Braskem shares was determined based on the book value of shareholders’ equity of the companies, at market values, as of March 31, 2006, according to appraisal reports issued by a specialized firm.

. In order to encourage shareholders to engage in the exchange, Polialden shares held by third parties were replaced with class “A” preferred shares in the Company at the ratio of 33.62 shares in Braskem for each 1,000 shares in Polialden, which corresponds to a 6.76% increase on the replacement ratio derived from the Appraisal Reports of the Market Value of Shareholders’ Equity, as shown below:

	Braskem	Polialden

Number of shares issued	362,523,521	645,253,380

Book value of shareholders’ equity (in R$)	4,650,559,014.63	289,940,899.44

Value per share based on the book value of shareholders’ equity (in R$)	12.828	0.449

Market value of shareholders’ equity (in R$)	8,202,482,686.96	459,721,902.03

Value per share based on the market value of shareholders’ equity (in R$)	22.626	0.713

Exchange ratio – market value of shareholders’ equity	31.49	1,000

Exchange ratio of replacement of Polialden preterred share with Braskem class “A” preferred share under the merger	33.62	1,000

The equity variations in Polialden determined during the period from the merger base date and the actual merger were taken to the statement of income of the Company, as equity in the earnings. The balance of goodwill as of the merger date, R$ 337,328, justified based on future profitability, was transferred to deferred charges.

Upon the merger of Polialden, the Company's capital was increased by R$ 105,304, through the issue of 7,878,725 class A preferred shares, to total R$ 3,508,272, consisting of 123,492,142 common, 246,107,138 class A preferred shares, and 803,066 class B preferred shares (Note 20(a)).

. The Extraordinary Shareholders’ Meeting held on July 20, 2006 approved the proposal to merge the net assets spun off from Companhia Alagoas Industrial - CINAL, a subsidiary of the Company.

Pursuant to the Valuation Report of CINAL’s Shareholders’ Equity issued by independent experts as of March 31, 2006, the book value of the spun-off assets assigned to Braskem is R$ 58,212. Equity variations between the transaction base date and the spin-off approval date were recognized by the Company as equity in earnings. As a result of the spin-off, the capital of CINAL was reduced by R$ 58,212 and 57,657,265 preferred shares were cancelled.

. At a meeting held on September 29, 2006, the Board of Directors of the Company approved the constitution of an entity in the Netherlands, named Braskem Europe B.V. (“Braskem Europa”), organized as a limited liability partnership, having the Company as partner holding 100% of the capital.

The Company and its subsidiaries, as participants in the corporate restructuring process, may be affected by economic and/or corporate aspects as a result of the outcome of this process.

(d) Administrative Council for Economic Defense - CADE

On September 14, 2005, CADE approved by unanimous vote, with no restrictions, the change in control of the Company, which in 2002 had given rise to a notice of potential economic concentration.

On July 19, 2006, CADE approved, by unanimous vote, the acquisition of Politeno by the Company (Note 1(c)), on the grounds that the relevant market for the petrochemical industry has international scope and therefore the transaction does not represent a threat to competition.

(e) Share reverse split and American Depositary Shares (“ADS") split

To make trading easier and increase the liquidity of Braskem shares, the Extraordinary General Meeting held on March 31, 2005, approved the reverse split of shares, including all types and classes at the ratio of 250 shares for each share. As a result, also the split of Braskem ADSs was approved, at the ratio of 2 ADS’s for each existing ADS.

Shareholders were given a 30-day period from April 5, 2005 to adjust their positions. Following this period, the remaining share fractions were grouped into round numbers and auctioned as a whole on the São Paulo Stock Exchange (“Bovespa”). The auction proceeds were transferred on to the shareholders through current account deposits on a pro rata basis.

As from May 16, 2005, the shares are quoted and traded in unit batches on Bovespa and the New York Stock Exchange (“NYSE”), as a reverse split and split of shares, respectively.

(f) Corporate governance

Braskem enrolled in Level 1 of Differentiated Corporate Governance of Bovespa, which mainly commits the Company to improvements in providing information to the market and in the dispersion of shareholdings. The Company maintains its intention of reaching Level 2 of Bovespa’s Corporate Governance in due time.

2 Presentation of the Financial Statements

The financial statements were prepared in accordance with the accounting practices adopted in Brazil and also in compliance with the standards and procedures determined by the Brazilian Securities Commission – CVM, Brazilian Institute of Independent Auditors – IBRACON, and Federal Accounting Council - CFC.

Pursuant to the adoption of CVM Deliberation 488/05 and IBRACON Technical Interpretation 01, the Company made certain reclassifications in the prior year’s financial statements, as shown below.

			Parent
			company

	Published		Reclassified
Assets	2005	Reclassification	2005

Current assets
Deferred income tax and social contribution		19,573	19,573
Long-term receivables
Deferred income tax and social contribution	277,250	(19,573)	257,677
Permanent assets
Property, plant and equipment	5,279,334	396,063	5,675,397
Intangible assets		28,060	28,060
Deferred charges	1,911,002	(424,123)	1,486,879

			Consolidated

	Published		Reclassified
Assets	2005	Reclassification	2005

Current assets
Deferred income tax and social contribution	2,406	19,573	21,979
Long-term receivables
Deferred income tax and social contribution	292,600	(19,573)	273,027
Permanent assets
Property, plant and equipment	5,964,156	400,205	6,364,361
Intangible assets		28,395	28,395
Deferred charges	2,660,385	(428,600)	2,231,785

When comparing the financial statements for the year ended December 31, 2006 to the financial statements of the prior year, the full consolidation of Politeno, effective April 1, 2006, and the merger of Polialden (Note 1 (c)), effective May 31, 2006, should be taken into account. The financial statements of Polialden and Politeno are presented in Note 3 (g) and below, respectively:

Assets	2005	Liabilities and shareholders’ euqity	2005

Current assets		Current liabilities
Cash and cash equivalents	176,884	Suppliers	21,383
Trade accounts receivable	51,100	Loans and financing	991
Taxes recoverable	25,717	Salaries and social charges	3,686
Inventories	93,537	Income tax payable	6,530
Prepaid expenses	735	Taxes and contributions	1,442
Other accounts receivable	3,098	Other accounts payable	1,703
		Dividends proposed and payable	14,559

	351,071		50,294

Non-current		Non-current
Long-term receivables		Long-term liabilities
Judicial deposits	21,980	Loans and financing	1,409
Taxes recoverable	81,721	Taxes and contributions	177,830
Inventories	3,966	Dividends payable	5,698
Other accounts receivable	616	Other accounts payable	921

	108,283		185,858

Permanent assets		Shareholders’ equity
Investments		Capital	200,000
Subsidiary and associated		Capital reserves	66,676
companies	5,586	Revenue reserves	27,929

Other investments	4
Property, plant and equipment	58,385		294,605

Deferred charges	7,428

	71,403

		Total liabilities and
Total assets	530,757	shareholders’ equity	530,757

		January to
	2005	May 2006

Gross sales
Domestic market	361,082	119,468
Foreign market	133,248	41,518
Taxes, freights and returns	(123,751)	(35,177)

Net sales	370,579	125,809
Cost of sales	(351,051)	(121,632)

Gross profit	19,528	4,177

Operating expenses (income)
Selling	11,060	333
General and administrative	11,343	5,671
Directors’ fees	1,795	216
Depreciation and amortization	743	371
Other operating expenses (income), net	792	(115)

	25,733	6.476

Equity in subsidiary and associated companies
Equity in the earnings	1,461	889
Exchange variation	(221)	(90)
Other	100

	1,340	799
Financial income (expenses)
Financial expenses	(25,914)	(14,244)
Financial income	51,055	14,632

	25,141	388

Operating profit (loss)	20,276	(1,112)
Non-operating expenses, net	(13)

Income (loss) before income tax	20,263	(1,112)
Income tax	(7,057)	4,585

Net income for the year / period	13,206	3,473

To provide the market with supplementary information, the Company presents its statement of cash flows, prepared in accordance with IBRACON NPC 20, and statement of value added, prepared in accordance with CFC NBCT 3.7 (Attachments I and II).

3 Significant Accounting Practices

These financial statements were approved by the Board of Directors of the Company on February 7, 2007.

(a) Use of estimates

In the preparation of the financial statements, it is necessary to use estimates to record certain assets, liabilities and transactions. The financial statements of the Company and its subsidiaries include, therefore, various estimates regarding the selection of the useful lives of property, plant and equipment, deferred charges amortization periods, as well as provisions for contingencies, income tax and other similar amounts.

(b) Determination of net income

Net income is determined on the accrual basis of accounting.

Sales revenues are recognized when the risk and product title are transferred to customers. This transfer occurs when the product is delivered to customers or carriers, depending on the type of sales.

The provisions for income tax and Value-Added Tax on Sales and Services (ICMS) expenses are recorded gross of the tax incentive portions, with the amounts related to tax exemption and reduction recorded in a capital reserve.

In accordance with the requirements of CVM Deliberation 273 and Instruction 371, the deferred income tax is stated at probable realizable value, expected to occur as described in Note 17 (b).

Monetary and foreign exchange variations on assets and liabilities are classified in “Financial income” and “Financial expenses”, respectively.

The Company has recognized in results for the year the market value of derivative contracts relating to cash flows and liabilities indexed to foreign currency or international interest rates.

Earnings per share are calculated based on the number of outstanding shares on the balance sheet date.

(c) Current and non-current assets

Cash and cash equivalents comprise primarily cash deposits and marketable securities with immediate liquidity or maturing within 90 days (Note (4).

Marketable securities are valued at the lower of cost or market, including accrued income earned to the balance sheet date. Derivative instruments are valued at their adjusted fair values, based on market quotations for similar instruments in relation to future exchange and interest rates.

The allowance for doubtful accounts is set up at an amount considered sufficient to cover estimated losses on the realization of the receivables, taking into account the Company's loss experience. For a better calculation of the doubtful accounts the Company analyzes, on a monthly basis, the amounts and characteristics of trade accounts receivable.

Inventories are stated at average purchase or production cost, which is lower than replacement cost or realization value. Imports in transit are stated at the accumulated cost of each import. Inventories of maintenance materials (“Warehouse”) are classified in current assets or long-term receivables, considering their history of consumption.

Deferred income tax is recognized upon favorable scenarios for its realization. Periodically, the amounts recorded are reassessed in accordance with CVM Deliberation 273/98 and CVM Instruction 371/02.

Judicial deposits are stated net of the related contingent liabilities, pursuant to CVM Deliberation 489/05.

Other assets are shown at realizable values, including, where applicable, accrued income and monetary variations, or at cost in the case of prepaid expenses.

(d) Permanent assets

These assets are stated at cost plus restatements for inflation through December 31, 1995 considering the following:

.. investments in subsidiaries, jointly-controlled entities and associated companies are accounted for using the equity method, plus/less unamortized goodwill/negative goodwill. Goodwill is calculated as the difference between the amount paid and the book value of net assets acquired. Goodwill is based on the expected future profitability of the investees and appreciation of the assets, and is amortized over a period of up to 10 years. Goodwill in merged companies is transferred to property, plant and equipment and deferred charges, when based on asset appreciation and future profitability of the investees, respectively. Other investments are carried at the cost of acquisition.

. interests in foreign subsidiaries are accounted for using the equity method and foreign exchange variances on net assets is recorded in a separate account under operating profits. Balance sheet and income statement accounts are converted into Brazilian currency at the exchange rates ruling as of the financial statement date, according to CVM Deliberation 28 of February 5, 1986.

.. property, plant and equipment is shown at acquisition or construction cost and, as from 1997, includes capitalized interest incurred during the construction period. Capitalized interest is added to assets and depreciated as from the date they become operational.

.. depreciation of property, plant and equipment is recorded on the straight-line basis at the rates mentioned in Note 12.

. amortization of deferred charges is recorded over a period of up to ten years, as from the time benefits begin to accrue.

.. as from January 2006, in accordance with IBRACON Technical Interpretation 01/2006, the Company records all programmed maintenance shutdown expenses in property, plant and equipment, as “Machinery, equipment and facilities”. Such stoppages occur at scheduled periods at intervals from two to six years and the related expenses are amortized until the beginning of the next maintenance shutdown (Note 12).

(e) Current and non-current liabilities

These are stated at known or estimated amounts, including accrued charges and monetary and exchange adjustments, as applicable.

The provision for loss in subsidiaries is recorded based on the net unsecured liabilities (excess of liabilities over assets) of these companies, and is recorded as a long-term liability against the equity earnings.

Defined benefit pension plans are accounted for based on the calculations made by independent actuaries, which in turn are based on assumptions provided by the Company and mentioned in Note 28.

The provisions for contingencies are recorded based on (i) current legislation (even when management believes that this legislation may be considered unconstitutional); (ii) the need to eliminate contingent gains upon credit offsetting as a result of judicial claims; and (iii) estimated payments of indemnities considered probable.

(f) Deferred income

Deferred income includes negative goodwill of merged companies, supported by the expected future profitability.

(g) Consolidated financial statements

The consolidated financial statements were prepared in accordance with the consolidation principles set forth in the Brazilian corporate law and supplementary standards of CVM and include the financial statements of the Company and its subsidiaries, jointly-controlled entities, and Special Purpose Entities (“SPE’s”) in which the Company has direct or indirect share or management control, as shown below:

			Interest in total
			capital - %

		Head office
		(country)	2006	2005

Subsidiaries
Braskem Argentina	(i)	Argentina	98.00	98.00
Braskem America Inc. (“Braskem America”)	(ii)	USA	100.00
Braskem Distribuidora		Brazil	100.00	100.00
Braskem Europa	(iii)	Holland	100.00
Braskem Inc		Cayman Islands	100.00	100.00
Braskem Participações		Brazil	100.00	100.00
Braskem International Ltd. (“Braskem International”)	(iv)	Bahamas		100.00
CINAL	(v)	Brazil	100.00	86.82
CPP - Companhia Petroquímica Paulista ("CPP")		Brazil	79.70	79.70
Polialden	(vi)	Brazil		63.68
Politeno	(vii)	Brazil	96.16
Tegal Terminal de Gases Ltda. ("Tegal")	(viii)	Brazil	95.83	90.79

Jointly-controlled entities	(ix)
CETREL S.A. - Empresa de Proteção Ambiental ("CETREL")	(x)	Brazil	49.03	48.02
Companhia Petroquímica do Sul (“COPESUL”)		Brazil	29.46	29.46
Petroflex		Brazil	20.12	20.12
Petroquímica Paulínia	(xi)	Brazil	60.00	60.00
Politeno	(vii)	Brazil		33.96

Special-purpose entities (“SPE’s”)	(xii)
Chemical Fundo de Investimento em Direitos Creditórios
(“Fundo Chemical”)	(xiii)	Brazil	100.00	11.58
Chemical Fundo de Investimento em Direitos Creditórios
(“Fundo Chemical II”)	(xiii)	Brazil	9.19	9.09
Fundo Parin		Guernsey	100.00	100.00
Guardian-Protected Cell Company (“Guardian”)	(xvii)	Guernsey		100.00
Sol-Fundo de Aplicação em Cotas de Fundos de Investimento
(“FIQ Sol”)		Brazil	100.00	100.00

Direct subsidiary of Poliaden
Braskem America		USA		100.00

Direct subsidiary of Braskem Participações
Investimentos Petroquímicos Ltda. (“IPL”)	(xv)	Brazil		100.00

Direct subsidiary of Copesul
COPESUL International Trading Inc.		Bahamas	100.00	100.00

Direct subsidiary of IPL	(xiv)
Braskem Importação		Brazil		100.00

Direct subsidiaries of Braskem Distribuidora
Braskem Argentina		Argentina	2.00	2.00
Braskem Cayman Ltd.		Cayman Islands	100.00	100.00
Braskem Importação	(xiv)	Brazil	100.00

			Interest in total
			capital - %

		Head office
		(country)	2006	2005

Direct subsidiaries of Cayman
Overseas	(xvi)	Cayman Islands	100.00	100.00
Lantana		Bahamas	100.00	100.00

Direct subsidiary of Politeno
Politeno Empreendimentos Ltda. (“Politeno Empreendimentos”)		Brazil	99.99	33.96

Direct subsidiary of Politeno Empreendimentos
Santeno Irrigações do Nordeste Ltda. (“Santeno”)		Brazil	99.99	33.96

(i) Including the interest of the subsidiary Braskem Distribuidora, Braskem’s interest is equal to 100.00% .
(ii) Direct subsidiary following the merger of Polialden (Note 1(c)).
(iii) Company set up in September 2006 (Note 1(c)).
(iv) Company wound up in March 2006.
(v) Interest increase in July 2006 (Note 1(c))
(vi) Investment merged in May 2006 (Note 1(c)).
(vii) Interest increase in April 2006 (Note 1(c))
(viii) Interest acquired from the subsidiary.
(ix) Investments consolidated on a pro rata basis, pursuant to CVM Instruction 247/96.
(x) Including the interest of subsidiary CINAL, Braskem’s interest amounts to 53.61% . Jointly-controlled entity pursuant to the provisions of the by-laws.
(xi) Jointly-controlled entity pursuant to the provisions of the stockholders’ agreement.
(xii) Investments consolidated in accordance with CVM Instruction 408/04.
(xiii) Interest corresponding to subordinated quotas held by Braskem.
(xiv) Upon the merger of IPL, the investment in Braskem Importadora is held by Braskem Distribuidora.
(xv) Investment merged into Braskem Distribuidora in September 2006.
(xvi) Company in process of winding up.
(xvii) Fund wound up in October 2006.

In the consolidated financial statements, the intercompany investments and equity in the earnings, as well as the intercompany assets, liabilities, income, expenses and unrealized gains arising from transactions between consolidated companies, were eliminated.

Minority interest in the equity and in the results of subsidiaries has been segregated in the consolidated balance sheet and statement of income for the consolidated years, respectively. At December 31, 2006, minority interest corresponds to the respective participations in the capital of CPP, Politeno and Tegal.

Goodwill not eliminated on consolidation is reclassified to a specific account in permanent assets according to its nature, in accordance with CVM Instruction 247/96. Negative goodwill is reclassified to “Deferred income”.

Pursuant to paragraph 1, article 23 of CVM Normative Instruction CVM 247/96 and authorization by CVM Letter SNC 004/2007, the Company has not consolidated on a pro rata basis the financial statements of the jointly-controlled subsidiary Companhia de Desenvolvimento Rio Verde - CODEVERDE. This subsidiary is in a pre-operating stage. Its information does not show significant changes and does not lead to distortions in the Company consolidated financial statements.

CODEVERDE balance sheet (unaudited) is summarized as follows:

	2006	2005

Assets
Current assets	304	405
Non-current assets	102	88
Permanent assets	45,019	43,480

Total assets	45,425	43,973

Liabilities and shareholders’ equity
Current liabilities	100	100
Non-current liabilities	1,438	1,059
Shareholders’ equity	43,887	42,814

Total liabilities and shareholders' equity	45,425	43,973

For a better presentation of the consolidated financial statements, the cross-holding between the Company and the subsidiaries Braskem Participações and Politeno was reclassified as “Treasury shares”. Total shares held by the subsidiaries, as well as their shareholding in the Company’s total capital are stated below:

	Braskem
	Participações	Politeno

Common shares	580,331
Class A preferred shares	290,165	2,186,133
Interest in total capital	0.24%	0.60%

The reconciliation between the parent company and consolidated shareholders’ equity and the net income for the year is as follows:

	Shareholders’ equity		Net income for the year

	2006	2005	2006	2005

Parent company	4,477,514	4,647,101	77,753	685,775
Cross-holding classified as treasury shares	(60,999)	(13,110)
Effects of the consolidation of SPE's				3,830
Exclusion of profits in subsidiaries’ inventories	(6,587)	(5,188)	(1,400)	758
Exclusion of the gain on the sale of investment between related parties	(38,476)	(38,476)
Exclusion of results of financial transactions between related parties	(12,829)	(14,044)	1,215	(14,044)
Reversal of amortization of goodwill on the sale of investments between related parties	18,206	14,085	4,121	4,120
Exclusion of the gain on the assignment of right of use between related parties	(34,942)	(54,602)	19,660	(54,602)

Consolidated	4,311,887	4,535,766	101,349	625,837

	Copesul		CETREL (i)		Petroflex (i)

	2006	2005	2006	2005	2006	2005

Assets
Current assets	1,261,805	907,875	25,509	24,337	604,958	499,468
Long-term receivables	154,618	154,906	12,298	15,007	31,373	29,121
Permanent assets	1,050,182	1,125,823	131,221	111,503	436,975	384,339

Total assets	2,466,605	2,188,604	169,028	150,847	1,073,306	912,928

Liabilities and shareholders’ equity
Current liabilities	840,694	701,645	20,309	20,911	390,661	474,929
Long-term liabilities	325,751	246,450	39,245	31,945	375,828	159,108
Shareholders’ equity	1,300,160	1,240,509	109,474	97,991	306,817	278,891

Total liabilities and shareholders’ equity	2,466,605	2,188,604	169,028	150,847	1,073,306	912,928

Statement of income
Net sales	6,299,224	5,552,571	106,191	98,218	1,361,549	1,373,204
Cost of goods sold and services rendered	(5,292,355)	(4,610,378)	(73,970)	(79,561)	(1,197,017)	(1,088,881)

Gross profit	1,006,869	942,193	32,221	18,657	164,532	284,323

Operating expenses, net	(117,468)	(151,133)	(19,674)	(11,129)	(131,371)	(160,756)
Non operating income (expenses), net	(4,295)	5,406	198	270	945	(1,503)

Income before income tax and
social contribution	885,106	796,466	12,745	7,798	34,106	122,064
Income tax and social contribution	(269,921)	(230,503)	(2,557)	(725)	(8,061)	(33,742)

Net income for the year	615,185	565,963	10,188	7,073	26,045	88,322

(i) Financial statements excluding the revaluation reserve.

	Politeno	Petroquímica Paulínia(*)

	2005	2006	2005

Assets
Current assets	287,040	102,474	7,500
Long-term receivables	158,983	1
Permanent assets	191,251	115,461	58,240

Total assets	637,274	217,936	65,740

Liabilities and shareholders’ equity
Current liabilities	141,704	3,814
Long-term iabilities	5,967	83,984	17,740
Shareholders’ equity	489,603	130,138	48,000

Total liabilities and shareholders’ equity	637,274	217,936	65,740

Statement of income
Net Sales	1,127,943
Cost of goods sold and services rendered	(950,170)

Gross profit	177,773

Operating expenses, net	(80,615)

Income before income tax and
social contribution	97,158
Income tax and social contribution	(33,787)

Net income for the year	63,371

(*) In pre-operating stage

	Fundo Parin		Guardian		FIQ Sol	Fundo Chemical		Fundo Chemical II

	2006	2005	2005	2006	2005	2006	2005	2006	2005

Assets	537,965	560,575	1,002,769	395,242	545,649	6,133	228,373	442,557	444,550
Liabilities		187	469	12	7	200	339	44	33
Shareholders’ equity	537,965	560,388	1,002,300	395,230	545,642	5,933	228,034	442,513	444,517

Total liabilities and shareholders’ equity	537,965	560,575	1,002,769	395,242	545,649	6,133	228,373	442,557	444,550

Net income (loss) for the year	(14,839)	9,300	48,497	37,026	70,580	(19,033)	39,024	68,555	4,518

4 Cash and Cash Equivalents

	Parent company		Consolidated

	2006	2005	2006	2005

Cash and banks	130,128	110,759	140,179	141,953
Financial investments
Domestic	602,748	641,285	751,533	740,552
Foreign	393,049	709,046	655,349	1,253,235

	1,125,925	1,461,090	1,547,061	2,135,740

Domestic investments are mainly represented by quotas of a Braskem exclusive fund, which holds quotas of domestic investment funds, such as fixed income investment funds, multiportfolio funds, investment fund quotas in credit rights, and other fixed-income securities. Foreign investments mainly comprise highly liquid government securities.

The Company maintains cash and cash equivalents sufficient to cover: (i) its working capital needs; (ii) investments anticipated in the business plan; and (iii) adverse conditions that may reduce the available funds.

Such funds are allocated in order to: (i) have a return compatible with the maximum volatility determined by the investment and risk policy; (ii) obtain a high spread of the consolidated portfolio; (iii) avoid the credit risk arising from the concentration in a few securities; and (iv) follow the market interest rate changes both in Brazil and abroad.

5 Marketable Securities

	Parent company		Consolidated

	2006	2005	2006	2005

Current assets
Derivative transactions		3,466	27,576	19,792
Government securities issued abroad	311,080		311,080
Investment fund	537,926		63,960	122,089
Subordinated quotas of investment fund – credit
rights and other		37	11,275	3,913

	849,006	3,503	413,891	145,794

Long-term receivables
Investment funds		551,235
Debentures with share in profit	6,826	7,305
Subordinated quotas of investment fund -
credit rights	46,612	66,791
Other	10,022	10,972	1,628	325

	63,460	636,303	1,628	325

Total	912,466	639,806	415,519	146,119

Braskem is the only quotaholder of the investment fund recorded in current assets. The portfolio comprises time deposits at Banco Credit Suisse First Boston (“CSFB”), maturing in June 2007.

6 Trade Accounts Receivable

	Parent company		Consolidated

	2006	2005	2006	2005

Customers
Domestic market	833,045	602,783	1,514,346	1,300,926
Foreign market	324,864	480,974	421,880	360,564
Discounted trade bills	(110,873)		(119,652)
Advances on bills of exchange delivered	(2)		(15,824)	(31,243)
Allowance for doubtful accounts	(103,474)	(72,945)	(153,350)	(87,259)

	943,560	1,010,812	1,647,400	1,542,988
Non-current assets	(51,766)	(47,479)	(52,542)	(49,676)

Current assets	891,794	963,333	1,594,858	1,493,312

The Company adopts an additional policy for realizing domestic trade accounts, by selling its receivables to investment funds with credit rights (Chemical and Chemical II funds – Note 3 (g)).

In December 2006, the Company carried out a trade bill discount transaction with a financial institution, undertaking to reimburse it in the event of default of the customers.

Changes in the allowance for doubtful accounts are as follows:

	Parent company		Consolidated

	2006	2005	2006	2005

At the beginning of the year	72,945	46,201	87,259	54,997
Addition for the full consolidation of Politeno			15,525
Additions classified as selling expenses	78,993	33,322	99,301	38,878
Recovery of credits provided for	(48,464)	(6,663)	(48,615)	(6,730)
Write-off of bad debts			(112)	(14)
Exchange variation		85	(8)	128

At the end of the year	103,474	72,945	153,350	87,259

7 Inventories

	Parent company		Consolidated

	2006	2005	2006	2005

Finished products and work-in-process	870,257	717,313	986,949	848,503
Raw materials, production inputs and packaging	249,083	265,614	393,437	407,946
Warehouse (*)	298,779	303,749	344,566	347,233
Advances to suppliers	48,034	43,715	64,009	47,333
Imports in transit and other	16,758	8,430	17,555	10,166
Provision for adjustment to realization value	(16,089)	(16,932)	(16,295)	(17,945)

Total	1,466,822	1,321,889	1,790,221	1,643,236
Long-term receivables (*)	(22,946)	(71,817)	(22,946)	(75,783)

Current assets	1,443,876	1,250,072	1,767,275	1,567,453

(*) Based on its turnover, part of the maintenance materials inventory was reclassified to long-term.

Advances to suppliers and expenditures for imports in transit mainly relate to the acquisition of petrochemical naphtha, which is the main raw material of the Company.

8 Related Parties

(a) Parent company

										Balances

		Current assets		Non-current assets		Current liabilities			Non-current liabilities

	Cash		Trade
	and cash	Marketable	accounts	Marketable	Related					Related
	equivalents	securities	receivable	securities	parties	Suppliers	Debentures	Suppliers	Debentures	parties

Subsidiaries
Braskem America			27,838			294
Braskem Argentina						2,101
Braskem Distribuidora					126
Braskem Inc.			10,054
Braskem Importação										1,361
Braskem Participações										5,689
Cayman			13		53
CINAL			1.916		2,390	1,596
CPP (i)					38
Lantana			13,301
Politeno			25,177		180,974	1,996
Tegal (i)					4,859	5,913

Jointly-controlled entities
CETREL (i)			70		135	1,302
Copesul			2,440			508,262
Petroflex			21,426

SPE´s
Fundo Parin		537,926
Fundo Sol	395,230
FIDIC I				5,933
FIDIC II				40,679

Associated company
Borealis			2,798

Related parties
ODBPAR INV (ii)							1,130,752
Construtora Norberto Odebrecht ("CNO")			7,687			6,666
Petróleo Brasileiro S.A. ("Petrobras")			48,741		38,868	604,758		17,644
Petrobras Distribuidora S.A.						6,317
Other					1,865

At December 31, 2006	395,230	537,926	161,461	46,612	229,308	1,139,205	1,130,752	17,644		7,050

At December 31, 2005	1,005,591		156,987	618,026	57,181	604,176		23,110	999,347	3,372

(i)Amounts stated under “Related parties”, in long-term receivables, refer to advances for future capital increase.
(ii)  Debentures issued by Braskem (Note 15)

Parent company (continued)

				Transactions

		Raw materials,
	Product	services and utilities	Financial	Financial
	sales	purchases	Income (iii)	Expenses

Braskem America	33,465
Braskem Argentina		2,960
Braskem Distribuidora			10
Braskem Inc.	41,218
Braskem Importação				179
Braskem Participações				539
Cayman	9,308
CINAL	1,003	29,505	4	89
Lantana	228,112
Polialden	136,983
Politeno	993,769	15,565	7,325	143
Politeno Empreendimentos				65
Tegal		20,005	114	14

Jointly-controlled entities
CETREL	1,320	24,256
Copesul	17,227	2,752,867		824
Petroflex	457,541		2,011

SPE´S
Fundo Parin			25,544
Fundo Sol			37,027
FIDIC I			(2,441)	22,993
FIDIC II			3,563	51,761

Associated company
Borealis	122,061

Related parties
ODBPAR INV (ii)				131,405
Construtora Norberto Odebrecht ("CNO")		136,218
Petróleo Brasileiro S.A. ("Petrobras")	71,422	4,902,758	3,371	6,202
Petrobras Distribuidora S.A.		295,167		9

At December 31, 2006	2,113,429	8,179,301	76,528	214,223

At December 31, 2005	2,960,039	7,371,333	184,081	221,996

(iii) Included interest on capital.

(b) Consolidated

							Balances

	Non-current assets		Current liabilities			Non-current liabilities

	Trade
	accounts	Related			Related			Related
	receivable	parties	Suppliers	Debentures	parties	Suppliers	Debentures	parties

Jointly-controlled entities
CETREL	32		604					1,983
Copesul	1,721		358,523
Petroflex	17,115

Associated company
Borealis	2,798

Related parties
Alberto Pasqualini - REFAP S.A (related party to Copesul)	1,161		5,757
Ipiranga Petroquímica S.A. (related party to Copesul)	4,564		986
CNO	7,687		6,666
Monsanto Nordeste S.A. (related party to CETREL)	248							2,808
ODBPAR				1,130,752
Petrobrás	49,657	38,868	615,759			17,644
Petrobras Distribuidora S.A.	18		6,453
Petroquímica União S.A. (related party to Petroflex)			3,136
Unipar Comércio e Distribuidora S.A. (related party to
Petroflex)	75
Other		1,865

At December 31, 2006	85,076	40,733	997,884	1,130,752		17,644		4,791

At December 31, 2005	90,193	40,560	447,187		3,081	23,110	999,347	3,044

Consolidated (continued)

				Transactions

		Raw materials,
		services and
	Product	utilities	Financial	Financial
	sales	purchases	Income	expenses

Subsidiary
Politeno	166,752

Jointly-controlled entities
CETREL	612	11,253
Copesul	12,152	1,941,845		824
Petroflex	365,488		1,606

Associated company
Borealis	122,061

Related parties
Alberto Pasqualini - REFAP S.A (related party to Copesul)	22,767	264,904
Ipiranga Petroquímica S.A. (related party to Copesul)	555,543	5,735	175	57
CNO		136,218
Monsanto Nordeste S.A. (related party to CETREL)	3,684
ODBPAR				131,405
Petrobras	78,899	5,390,504	3,371	6,202
Petrobras Distribuidora S.A.		298,095		9
Petroquímica União S.A. (related party to Petroflex)		22,881
Unipar Comércio e Distribuidora S.A. (related party to Petroflex)	2,474

At December 31, 2006	1,330,432	8,071,435	5,152	138,497

At December 31, 2005	2,425,814	7,910,850	5,012	133,185

“Trade accounts receivable” and “Suppliers” include the balances resulting from transactions with related parties, arising mainly from the following sales and purchases of goods and services:

Sales of Braskem:

Company	Products/inputs

Borealis / Cayman / Lantana / Braskem America	Thermoplastic resins
Braskem Inc.	Basic petrochemicals
Polialden / Politeno	Ethylene and utilities
Petroflex	Butadiene
Petrobras	Gasoline

Purchases of Braskem:

Company	Products/inputs/services

CINAL / Cetrel	Utilities, treatment and incineration of waste
Copesul	Ethylene, propane and utilities
Petrobras	Naphtha
Petrobras Distribuidora	Fuel
Polialden	Thermoplastic resins
CNO	Construction and maintenance services
Tegal	Gas storage services

Transactions with related parties are carried out at normal market prices and conditions, considering (i) for purchase and sale of ethylene, the margin allocation process with the second-generation companies, and (ii) for purchases of naphtha from Petrobras, the European market prices. During the year ended December 31, 2006, the Company also imported naphtha at a volume equal to 25 % of its consumption (year ended December 31, 2005 -31%).

The related parties balance includes current account balances with group companies, remunerated at 100% of CDI. The current accounts are used by the Company and its direct and indirect subsidiaries to centralize available cash in a central pool for settlement of their obligations.

9 Taxes Recoverable

	Parent company			Consolidated

	2006	2005	2006	2005

Excise tax (IPI) (standard operations)	61,040	65,102	63,014	69,221
Value-added Tax on Sales and Services (ICMS)	675,428	412,865	936,333	556,917
Social Integration Program (PIS) and Social
Contribution on Revenues (Cofins)	105,577	25,983	118,495	40,772
Import duty	21,944	17,962	22,413	18,183
Social Investment Fund (Finsocial)	11,813	14,221	12,070	14,478
PIS – Decreees-Law 2445 and 2449/88	55,194	52,215	61,971	60,186
Income tax and social contribution	37,193	38,666	56,863	62,306
Tax on Net Income - ILL	1,589	12,675	17,411	27,814
Other	65,069	19,963	72,614	34,414

Total	1,034,847	659,652	1,361,184	884,291
Current assets	(336,350)	(263,677)	(408,082)	(324,868)

Non-current assets	698,497	395,975	953,102	559,423

(a) IPI

In the 1st quarter of 2005, the Company used up its IPI credits from acquisition of raw materials taxed at a zero rate, when related to transactions involving the establishments of merged company OPP Química S.A. (OPP Química) located in the State of Rio Grande do Sul. This excise tax credit derived from a lawsuit filed by OPP Química in July 2000 for full adoption of the non-cumulative tax principle to said establishments.

On December 19, 2002, the Federal Supreme Court (STF), based on past determinations of its Full Bench, judged an extraordinary appeal lodged by the National Treasury and affirmed the decision of the Regional Federal Court (TRF), 4th Circuit, recognizing the entitlement to an IPI tax credit from said acquisitions during a 10-year period prior to the filing date, plus monetary restatement and accrual of interest at the SELIC benchmark rate until actual use of these credits.

The STF determination was challenged by the National Treasury via special appeal known as agravo regimental, which is pending judgment by the 2nd Panel of STF. In this special appeal, the National Treasury is no longer challenging the Company’s entitlement to the IPI tax credit from acquisition of raw materials taxed at a zero rate, but rather alleging some inaccuracies in the court determination as to non-taxed inputs and raw materials, the restatement of tax credits, and the respective calculation rate. According to the opinion of the Company’s legal advisors, all these aspects have already been settled in the STF and TRF court decisions favorably to OPP Química, or even in the STF full-bench precedents. For this reason, the special appeal referred to above poses no risk of changes in the Company’s entitlement to the tax credit, even though the STF itself is revisiting this matter in a similar lawsuit involving another taxpayer (this judgment is currently on hold).

In December 2002, OPP Química recorded the related tax credit of R$ 1,030,125, which was offset by the Company with IPI itself and other federal tax debts.

On September 28, 2006, the Company received four tax assessment notices based on the offset of those IPI tax credits at the Rio Grande do Sul establishments of merged company OPP and has filed its defense at the administrative level.

Two of these notices were issued solely to avoid forfeiture of the tax authorities' right to dispute the use of tax credits for ten years before the filing of a lawsuit by the Company R$ 308,629. However, the Company's offset of tax credits is protected by the STF final and conclusive determination, which voids the content of said notices.

The other two notices, in the amount of R$ 791,371, allege that there is no favorable court decision supporting the Company's use of tax credits deriving from future acquisition of raw materials. However, those court rulings did recognize the Company's ongoing entitlement to offset its tax credits. In the opinion of its external legal advisors, it is probable that the Company will prevail against these four notices.

Similar lawsuits have also been filed by the Company's branches located in the States of São Paulo, Bahia and Alagoas (Note 16 (ii)).

(b) ICMS

Braskem has accumulated ICMS credits, basically arising from the significant volume of exports that are exempt from this tax, as well as local sales which, under State legislations, can be deferred (to the next cycle step).

Management is giving priority to a number of actions to maximize the use of these credits. At this time, no losses are anticipated with respect to their realization. The most significant actions adopted by management include:

. Obtaining from the Rio Grande do Sul state authorities an authorization for transfer of these credits to third parties, as prescrided by the Agreement TSC 036 of 2006 (published in the Official Gazette on October 19, 2006).

. Authorization from the State of Bahia Government to expand the percentage of reduction in the calculation basis of ICMS levied on imported petrochemical naphtha from 40% to 60%,pursuant to paragraphs 9 and 10, article 347 of the State of Bahia ICMS Regulation (Decree 9681/2005).

. Increasing the ICMS tax base in connection with the sale of fuel to refiner (from 40% to 100%), as per article 347 of the Bahia State ICMS Regulations.

. Replacing the exports of co-products by domestic market transactions with identified clients.

. Starting feedstock imports under specific customs prerogatives, thus ensuring a lower generation of ICMS credits.

Based on management's projection of the term for realization of these credits, which total R$ 675,428 on December 31, 2006 (2005 – R$ 412,865) – parent company, R$ 936,333 (2005 – R$ 556,917) – consolidated, the amounts of R$ 539,033 (2005 – R$ 221,819) – parent company and R$ 596,640 (2005 – R$ 349,203) – consolidated were classified as non-current assets.

10 Judicial Deposits and Compulsory Loan – Long-term Receivables

	Parent company		Consolidated

	2006	2005	2006	2005

Judicial deposits
Tax contingencies	16,268	13,325	29,713	12,697
Labor and other claims	35,362	9,476	41,254	11,571

Compulsory loan
Eletrobrás	18,980	12,098	19,549	12,254

	70,610	34,899	90,516	36,522

11 Investments

(a) Information on investments

	Number of shares of quotas held (thousands)

						Interest in		Interest in
				2006	2005	total capital (%)		voting capital (%)

	Common	Pref.
	shares	shares	Quotas	Total	Total	2006	2005	2006	2005

Subsidiaries
Braskem America (i)	40			40		100.00		100.00
Braskem International					5		100.00		100.00
Braskem Inc.	40,095			40,095	40,095	100.00	100.00	100.00	100.00
Braskem Participações	6,500,000			6,500,000	6,500,000	100.00	100.00	100.00	100.00
Braskem Distribuidora			31,649	31,649	31,649	100.00	100.00	100.00	100.00
Braskem Argentina (i)			19,600	19,600		98.00	98.00	98.00	98.00
Braskem Europa (i)			500	500		100.00		100.00
CINAL	92,587			92,587	130,446	100.00	86.82	100.00	86.82
CPP	8,465			8,465	8,465	79.70	79.70	79.70	79.70
Polialden					410,904		63.68		100.00
Politeno	62,422,578	1,190,136		63,612,714		96.16		100.00
Tegal			23,157	23,157	21,938	95.83	90.79	95.83	90.79

Jointly-controlled entities
CETREL	730			730	715	49.03	48.02	49.03	48.02
CODEVERDE	9,755			9,755	9,639	35.55	35.52	35.55	35.52
Copesul	44,255			44,255	44,255	29.46	29.46	29.46	29.46
Petroflex	4,759	2,321		7,080	7,080	20.12	20.12	20.14	20.14
Petroquímica Paulínia	67,582			67,582	45,000	60.00	93.75	60.00	93.75
Politeno					22,466,167		33.96		33.96

Associated companies
Borealis	18,949			18,949	18,949	20.00	20.00	20.00	20.00
Rionil			3,061	3,061	3,061	33.33	33.33	33.33	33.33
Sansuy			271	271	271	20.00	20.00	20.00	20.00

Information on investments of
subsidiaries

Braskem Distribuidora
Cayman	900			900	900	100.00	100.00	100.00	100.00
Braskem Argentina (i)			400	400		2.00	2.00	2.00	2.00
Braskem Importação			252,818	252,818		100.00		100.00

Braskem Participações
IPL					295		100.00		100.00

IPL
Braskem Importação					252,818		100.00		100.00

Cayman
Overseas (i)	1			1	1	100.00	100.00	100.00	100.00
Lantana	5			5	5	100.00	100.00	100.00	100.00

Polialden
Braskem America					40		100.00		100.00

Cinal
CETREL	68			68	68	4.58	4.58	4.58	4.58

Politeno
Politeno Empreendimentos			24	24	24	99.99	99.99	99.99	99.99

Politeno Empreendimentos
Santeno			2,966	2,966	2,966	99.99	99.99	99.99	99.99

(i) Number of shares or quotas expressed in units.

Information on investments (continued)

			Adjusted shareholders’
	Adjusted net income (loss)		equity (unsecured
	for the year		liabilities)

	2006	2005	2006	2005

Subsidiaries
Braskem America	879		5,668
Braskem Europa	(139)		1,217
Braskem Inc.	(58,386)	23,951	53,512	122,509
Braskem International		84,419		(190,517)
Braskem Participações	1,189	(17)	21,749	20,560
Braskem Argentina	2,069		2,209
Braskem Distribuidora	22,544	(239,102)	99,932	77,388
CINAL	2,209	(3,697)	24,782	80,784
CPP			10,621	10,621
Polialden		13,206		294,608
Politeno	13,678		495.447
Tegal	(1,562)	(3,413)	14,143	15,705

Jointly-controlled entities
CETREL	10,188	7,073	109,474	97,991
CODEVERDE			43,887	42,814
Copesul	615,185	565,963	1,300,160	1,240,509
Petroflex	26,045	88,322	306,817	278,891
Petroquímica Paulínia			130,138	48,000
Politeno		63,371		489,603

Associated companies
Borealis	13,725	13,423	117,906	114,115
Rionil	254	72	6,070	5,838
Sansuy	(10,214)	(12,701)	(25,359)	4,962

Information on investments of subsidiaries
Braskem Distribuidora
Cayman	25,625	(250,621)	5,539	(21,990)
Braskem Argentina	2,069		2,209
Braskem Importação	147		526
Braskem Participações
IPL		85		391
IPL
Braskem Importação		161		379
Cayman
Lantana	(165,067)	(2,952)	(202,973)	(17,730)
Overseas	186,404	(826)		(87,186)
Cinal
CETREL	10,188	7.073	109,474	97,991
Polialden
Braskem America		1,424		5,238
Politeno
Politeno Empreendimentos	930		14,185
Politeno Empreendimentos
Santeno	287		1,693

Dividends proposed in the period

	2006	2005

Subsidiaries
Politeno	12.951

Jointly-controlled entities
Copesul	556,311	464,062
Petroflex	2,362	9,450
Politeno		46,561

Associated companies
Borealis		10,000

Quotation of related parties listed on the São Paulo Stock Exchange:

			Quotation (R$)		Trading

	Type	Code	Dec/2006	Dec/2005	unit

Politeno	PNA	PLTO5	10.50	19.18	1,000 shares
	PNB	PLTO6	5.45	5.01	1,000 shares
Copesul	ON	CPSL3	38.10	27.9	1 share
Petroflex	ON	PEFX3	14.40	16.61	1 share
	PNA	PEFX5	14.85	16.26	1 share

(b) Investment activity in subsidiaries, jointly-controlled entities and associated companies

				Subsidiaries and jointly-controlled entities

									2006

	Braskem	Braskem		Braskem	Braskem
	Distribuidora	America	Braskem Inc.	Participações	Europa	CETREL	CINAL	COPESUL	Polialden(iii)

At January 1	77,388		122,509	20,560		60,476	61,428	556,512	487,735
Addition through exchange/ purchase of shares/ merger (i)		6,013				2,296	10,911
Addition through capital increase / constitution					1,376
Reduction through transfer/ sale/ merger/ spin-off							(58,212)		(188,777)
Dividends (provision) / reversal								(163,893)
Equity in the earnings	22,544	14	(58,386)	1,189	(139)	5,557	2,023	181,467	1,168
Amortization of (goodwill)/negative goodwill						(2,795)	(78)	(32,274)	37,202
Exchange variation on foreign investment		(359)	(10,611)		(20)
Transfer of goodwill on merger (ii)									(337,328)
Other							(20)

At December 31	99,932	5,668	53,512	21,749	1,217	65,534	16,051	541,812

Investment activity in subsidiaries, jointly-controlled entities and associated companies (continued)

			Subsidiaries and jointly-controlled entities

						2006	2005

	Petroquímica
	Paulínia	Petroflex	Politeno (iii)	Tegal	Outros	Total	Total

At January 1	45,000	55,497	508,679	14,258	14,671	2,024,713	3,474,144
Addition through exchange/ purchase of shares/ merger (i)			310,908	757	138	331,023	163,906
Addition through capital increase / constitution	73,582					74,958	442,307
Reduction through transfer/ sale/ merger/ spin-off	(40,500)					(287,489)	(1,515,880)
Dividends (provision) / reversal		2,092	(12,169)			(173,970)	(334,681)
Equity in the earnings		3,528	11,412	(1,462)	2,025	170,940	221,357
Recording of goodwill (negative goodwill)			79,788	2,917		82,705
Amortization of (goodwilll)/negative goodwill			(60,751)	(2,917)	(35)	(61,648)	(385,717)
Exchange variation on foreign investment						(10,990)	(43,044)
Transfer of goodwill on merger (ii)						(337,328)
Other					433	412	2,321

At December 31	78,082	61,117	837,867	13,553	17,232	1,813,326	2,024,713

(i) Additions through merger arise mainly from the corporate restructuring described in Note 1(b).
(ii) Goodwill on the merger of Polialden transferred from investments to deferred charges, pursuant to CVM Instruction 319/99.
(iii) Equity in the results includes the effect of the distributions of dividends for preference shares with incentives.

				Associated companies

				2006	2005

	Borealis	Rionil	Sansuy	Total	Total

At January 1	22,823	1,946	992	25,761	4,851
Transfer of investment					22,138
Equity in the earnings	2,758	77	(992)	1,843	772
Dividends	(2,000)			(2,000)	(2,000)

At December 31	23,581	2,023		25,604	25,761

Goodwill and negative goodwill underlying the investments

							Parent company

							2006	2005

	Cetrel	Cinal	Copesul	Polialden	Politeno	Other	Total	Total
	(i)		(ii)	(ii)	(ii)

Goodwill cost	15,622		309,121	510,674	492,270	2,917	1,330,604	1,327,624
Goodwill on the acquisition of
shares (iii)					79,788		79,788
(-) Accumulated amortization	(3,763)		(150,347)	(173,346)	(212,628)	(2,917)	(543,001)	(429,673)
Transfer through merger				(337,328)			(337,328)
Negative goodwill value		(8,731)				(2,114)	(10,845)	(63,787)

Goodwill (negative goodwill),
net	11,859	(8,731)	158,744		359,430	(2,114)	519,218	834,164

(i) Goodwill based on the appreciation of property, plant and equipment, and amortized over up to 2015.
(ii) Goodwill based on future profitability, amortized up to 2011.
(iii) Estimated goodwill on shares purchased in April 2006 (Note 1 (c)), the final price of which will be determined in November 2007.

In the consolidated financial statements, goodwill is stated in property, plant and equipment or deferred charges, while negative goodwill is stated in deferred income, in accordance with CVM Instruction 247/96.

Provision for loss on investments

			Parent company

	Provision for loss on investments – Long-term liabilities

			2006	2005

	Braskem
	International	Other	Total	Total

At the beginning of the year	190,517	9,280	199,797	535,604
Provision increase/(reversal)
Winding-up	(170,349)		(170,349)
Operating result	(6,469)		(6,469)	(280,702)
Non-operating result				4,154
Exchange variation on shareholders’ equity	(13,699)		(13,699)	(64,385)
Other		(9,280)	(9,280)	5,126

At the end of the year				199,797

(c) Information on the main investees with operating activities

Copesul

COPESUL is engaged in the manufacture, sale, import and export of chemical, petrochemical and fuel products, as well as providing various services used by the companies in the Triunfo Petrochemical Complex in the State of Rio Grande do Sul and management of logistic services related to its waterway and terrestrial terminals.

Polialden

Polialden, merged into the Company on May 31, 2006 (Note 1(c)) was engaged in the manufacture, processing, sale, import and export and any other activities related to the production or sale of high-density polyethylene and other chemical and petrochemical products. The main raw material for all of its products is ethylene, which was supplied by Braskem. Polialden operated an industrial plant in Camaçari – Bahia.

Politeno

Politeno is engaged in the manufacture, processing, direct or indirect sale, consignment, export, import and transportation of polyethylene and by-products, as well as the participation in other companies. The main raw material for all of its products is ethylene, which is supplied by Braskem. Politeno operates an industrial plant in Camaçari - Bahia. On April 4, 2006, the Company acquired common and preferred shares in Politeno, and now holds 100% and 96.16% of Politeno’s voting and total capital, respectively (Note 1(c)).

CETREL

The activities of CETREL are to supervise, coordinate, operate and monitor environmental protection systems; carry out research in the environmental control area and in the recycling of waste and other materials recoverable from industrial and urban emissions; monitor the levels of environmental pollution of air quality, water resources and other vital elements; perform environmental diagnostics; prepare and implement projects of environmental engineering solutions; develop and install environmental management systems and those relating to quality, laboratory analyses, training, environmental education and also specification, monitoring and intermediation in the acquisition of materials of environmental protection systems.

CINAL

Until July 2006, CINAL was engaged in the implementation of the Basic Industrial Nucleus of the Alagoas Chlorinechemical Complex and the production and sale of goods and several services, such as steam, industrial water, industrial waste treatment and incineration of organochlorine waste for the companies located in the mentioned Industrial Nucleus. In July 2006, the assets associated with the production of steam, industrial water and other industrial inputs were spun-off and merged into the Company (Note 1(c)).

Petroquímica Paulínia

On September 16, 2005, Braskem and Petroquisa formed Petroquímica Paulínia, which will be responsible for the implementation and operation of a new polypropylene unit to be built at Paulínia – São Paulo, using as raw material polymer-grade propylene supplied by Petrobras. Operations are scheduled to start by early 2008, using last-generation Braskem technology. The assignment of the right to use this technology gave rise to a gain of R$ 58,240 for the Company. Start-up of this venture is scheduled for the first half of 2008.

12 Property, Plant and Equipment, and Intangible Assets

		Parent company					Consolidated

			2006	2005			2006	2005

									Average
									annual
		Accumulated				Accumulated			depreciation
	Cost	Depreciation	Net	Net	Cost	depreciation	Net	Net	rates (%)

Property, plant and equipment

Land	21,267		21,267	21,264	61,341		61,341	43,379
Buildings and improvements	896,296	(388,829)	507,467	471,254	1,067,114	(475,011)	592,103	554,621	2.4
Machinery, equipment and facilities	7,306,514	(3,405,634)	3,900,880	4,151,173	9,086,296	(4,789,421)	4,296,875	4,609,654	7.6
Mines and wells	27,634	(23,008)	4,626	3,800	28,519	(23,704)	4,815	3,917	10.9
Furniture and fixtures	44,005	(34,377)	9,628	5,544	59,949	(43,508)	16,441	6,936	10.0
Information technology equipment	63,268	(49,864)	13,404	7,183	85,652	(63,806)	21,846	12,811	20.0
Maintenance stoppages in progress	77,843		77,843	103,115	77,843		77,843	103,115
Projects in progress	1,376,339		1,376,339	852,352	1,523,781		1,523,781	960,027
Other	128,411	(45,735)	82,676	59,712	173,843	(80,189)	93,654	69,901	11.2

	9,941,577	(3,947,447)	5,994,130	5,675,397	12,164,338	(5,475,639)	6,688,699	6,364,361

Intangible assets

Brands and patents	512	(500)	12	22	692	(515)	177	22	10.0
Technology	45,806	(32,048)	13,758	17,740	45,806	(32,048)	13,758	18,075	10.0
Rights of use	131,452	(16,096)	115,356	10,298	131,660	(16,145)	115,515	10,298	10.0

	177,770	(48,644)	129,126	28,060	178,158	(48,708)	129,450	28,395

	10,119,347	(3,996,091)	6,123,256	5,703,457	12,342,496	(5,524,347)	6,818,149	6,392,756

Projects in progress relate mainly to projects for expansion of the industrial units capacities, operating improvements to increase the useful lives of machinery and equipment, excellence projects in maintenance and production, as well as programs in the areas of health, technology and security, and capitalized interest in the amount of R$ 104,566, determined based on the average rate on outstanding financing.

At December 31, 2006, property, plant and equipment includes the appreciation, in the form of goodwill arising from the merger of subsidiaries, in conformity with CVM Instruction 319/99, in the net amount of R$ 819,754 (2005 - R$ 878,857).

As from January 2006, in accordance with IBRACON (Brazilian Institute of Independent Auditors) Technical Interpretation 01/2006, the Company records all programmed maintenance shutdown expenses in property, plant and equipment, as “Machinery, equipment and facilities”. Such expenses, which arise from the partial or full production stoppage, occur at scheduled intervals from two to six years and are amortized to production cost until the beginning of the next maintenance shutdown. Until December 2005, such expenses were recorded in Deferred charges and amortized to production cost through the beginning of the next shutdown.

Also because of the adoption of Technical Interpretation 01/2006, in the first quarter of 2006, the Company recorded additional depreciation of machinery and equipment in the amount of R$ 164,890. As this is a change in accounting criterion and depreciation in relation to years prior to 2006, this amount was recorded in Shareholders’ equity, as retained earnings (accumulated deficit), as required by Technical Interpretation 01/2006 and article 186 of the Brazilian corporate law.

13 Deferred Charges

			Parent company					Consolidated

			2006	2005			2006	2005	Average

									annual
		Accumulated				Accumulated			amortization
	Cost	amortization	Net	Net	Cost	amortization	Net	Net	rates (%)

Organization and system implementation
expenses	323,762	(206,297)	117,465	138,300	381,886	(247,960)	133,926	163,372	20.0
Expenditures for structured transactions	314,443	(169,834)	144,609	195,877	382,473	(223,796)	158,677	223,827	20.0
Goodwill on consolidated/merged investments (i)	1,865,551	(848,478)	1,017,073	1,099,231	2,379,498	(848,478)	1,531.020	1,768,852	14.2
Research and development	59,798	(24,982)	34,816	40,411	102,652	(54,762)	47,890	56,572	11.8
Pre-operating expenses and other items	17,507	(6,184)	11,323	13,060	25,916	(6,184)	19,732	19,162	13.5

	2,581,061	(1,255,775)	1,325,286	1,486,879	3,272.425	(1,381,180)	1,891,245	2,231,785

(i) The goodwill on merged or consolidated investments is based on expected future profitability and is being amortized in up to ten years, according to the appraisal reports issued by independent experts. The recording of this goodwill in deferred charges is in conformity with CVM Instruction 319/99.

14 Loans and Financing

			Parent company			Consolidated

		Annual financial charges	2006	2005	2006	2005

Foreign currency

Eurobonds		Note 14(a)	2,218,789	1,294,005	1,715,792	743,217

Advances on foreign exchange contracts	2006	USD exchange variation + interest of 5.60% or fixed interest of 7.11%			63,013
	2005	USD exchange variation + interest of 5.00% or fixed interest of 11.75%				36,251

Export prepayment		Note 14(b)	312,457	592,044	324,899	595,934

Medium - Term Notes		Note 14(c)	763,523	1,277,405	763,523	1,277,405

Raw material financing	2006	YEN exchange variation + fixed interest of 6.70%	1,302		1,302
	2005	YEN exchange variation + fixed interest of 6.90%				2,399
	2006	USD exchange variation + average interest of 5.73%	3,397		20,870
	2005	USD exchange variation + average interest of 6.68%		28,682		45,329
	2006	EUR exchange variation + average interest of 2.00% above six-month LIBOR			1,799

Permanent asset financing	2006	USD exchange variation + interest of 9.73%	8,022		8,832
	2005	USD exchange variation + interest of 8.81%		17,560		20,203
	2006/2005	USD exchange variation + fixed interest of 7.14%	613	12,651	613	13,079

BNDES	2006	Average fixed interest of 10.00% + post-fixed restatement (UMBNDES)	39,558		40,934
	2005	Fixed interest of 10.43%+ post-fixed restatement (UMBNDES)		43,946		43,946
	2006	USD exchange variation + average interest of 8.70%			3,120	2,481

Working capital	2006	USD exchange variation + interest of 8.10%	168,678		168,678
	2006	USD exchange variation + interest of 6.91%	3,988		3,988
	2005	USD exchange variation + average interest of 6.49%				10,348

Loans and Financing (continued)

			Parent company			Consolidated

		Annual financial charges	2006	2005	2006	2005

Local currency
Working capital	2006/2005	Fixed interest of 13.42% + post-fixed restatement (CDI)			6,689	73,752
Investment fund in credit rights	2006/2005	Note 14(g)			422,288	646,322
FINAME	2006/2005	Fixed interest of 7.50% + TJLP			12,955	30,175
BNDES	2006/2005	Fixed interest of 4.00% +TJLP	263,248		345,977
		Fixed interest of 3.94% +TJLP		134,931		145,130
BNB	2006	Fixed interest of 11.81%.	125,273		135,004
	2005	Fixed interest of 11.90%.		60,270		62,887
FINEP	2006/2005	USD exchange variation + post-fixed restatement (TJLP)	76,630	22,191	83,648	31,513
Purchase of shares	2005	Fixed interest of 4.00% + post-fixed restatement (TJLP)		176,339		176,339
Project financing (NEXI)	2006/2005	YEN exchange variation + interest of 0.95% above TIBOR	281,883	283,618	281,883	283,618
Vendor					183,885	141,657

Total			4,267,361	3,943,642	4,589,692	4,381,985

Less: Current liabilities			(675,674)	(612,227)	(653,898)	(1,120,391)

Non-current liabilities			3,591,687	3,331,415	3,935,794	3,261,594

(i) UMBNDES = BNDES monetary unit.

(a) Eurobonds

In April 2006, the Company completed the issue of US$ 200,000 thousand perpetual bonds. The bonds are redeemable at the option of the Company in 360 months, and quarterly as from 2011. Funds raised were used for working capital purposes and acquisition of Politeno shares.

In September 2006, the Company approved the issue of US$ 275,000 thousand in Bonds, with an 8% coupon and maturity in ten years. Funds raised were used mainly to repurchase part of the Medium-Term Notes (“MTN”) of the 3rd tranche (Note 14(c)).

Composition of transactions:

				Parent company			Consolidated

	Issue
	amount
	US$		Interest
Issue date	thousand	Maturity	% p.a.	2006	2005	2006	2005

Jun/1997	150,000	Jun/2007	9.00	321,101	351,632	321,101	351,632
Jul/1997	250,000	Jun/2015	9.38	538,537	589,747	35,540	38,959
Jun/2005	150,000	None	9.75	321,990	352,626	321,990	352,626
Apr/2006	200,000	None	9.00	435,175		435,175
Sep/2006	275,000	Jan/2017	8.00	601,986		601,986

				2,218,789	1,294,005	1,715,792	743,217

(b) Prepayments of exports

Composition of transactions:

	Amount			Parent company		Consolidated

	US$	Settlement
Date	thousand	date	Charges (% p.a)	2006	2005	2006	2005

Dec/2002	97,200	Jun/2006	1.25 + 6-month LIBOR		37,289		37,289
Mar/2003	15,000	Mar/2006	2.10 + 6-month LIBOR		9,443		9,443
Jun/2004	200,000	Jun/2009	1.45 + 6-month LIBOR	268,160	410,656	268,160	410,656
Aug/2004	50,000	Oct/2006	3.00 + 3-month LIBOR		47,477		47,777
Jan/2005	45,000	Jan/2008	1.55 + 3-month LIBOR	44,297	87,179	44,297	87,179
Jan/2005	28,000	Jan/2008	1.66 + 6-month LIBOR			12,442	3,890

				312,457	592,044	324,899	595,934

(c) Medium-Term Notes ("MTN") program

Composition of transactions:

					Parent company and
						consolidated

	Amount	Issue		Interest
Issue	US$ thousand	date	Maturity	p.a.	2006	2005

3rd tranche	275,000	Nov/2003	Nov/2008	12.50%	197,522	657,742
4th tranche	250,000	Jan/2004	Jan/2014	11.75%	566,001	619,663

					763,523	1,277,405

To restructure its debt, the Company repurchased, in September 2006, part of the notes of the 3rd tranche, in the amount of US$ 184,600 thousand, corresponding to 67% of the original issue. The Company paid the note holders, in addition to the principal, the amount relating to accrued and future interest, brought to present value.

(d) FINAME, BNDES and BNB

These loans relate to various transactions aiming at increasing production capacity, as well as environmental programs, operating control centers, laboratory and waste treatment stations. Principal and charges are payable monthly up to June 2016.

In June 2005, a further BNDES credit line was approved, in the amount of R$ 384,600, of which R$ 295,335 was released up to December 31, 2006.

(e) Acquisition of shares

This loan refers to the acquisition from BNDESPAR of one billion shares of Braskem Participações, made in September 2001, by the merged company Nova Camaçari Participações S.A. The loan principal was fully paid in August 2006.

(f) Project finance

In March and September 2005, the Company obtained loans in Japanese currency from Nippon Export and Investment Insurance ("NEXI"), in the amount of YEN 5,256,500 thousand -R$ 136,496, and YEN 6,628,200 thousand - R$ 141,529, respectively. The principal is payable in 11 installments as from March 2007, with final maturity in June 2012.

As part of its risk management policy (Note 22), the Company entered into a swap contracts in the total amount of these loans, which, in effect, change the annual interest rate to 101.59% of CDI for the tranche drawn down in March 2007, and 104.29% and 103.98% of CDI for the tranches drawn down in September 2005. The swap contract was signed with a leading foreign bank and its maturity, currencies, rates and amounts are perfectly matched to the financing contracts. The effect of this swap contract is recorded in financial results, under monetary variation of financing (Note 23).

(g) Investment funds in credit rights

This financing arises from the consolidation of investment funds in credit rights (“FIDC”), named Chemical and Chemical II. The FIDCs raise funds by selling senior quotas, the remuneration of which is linked to the variation of CDI. FIDCs' charter also provide for the issue of subordinated quotas in order to maintain the respective asset balance. These quotas are remunerated in accordance with the funds’ profitability. At December 31, 2006, the subordinated quotas were owned by the Company. With the resources made available, the funds purchase trade bills issued by Braskem, taking into account the selection criteria prescribed by the FIDC manager (Note (6)).

In December 2006, the Chemical fund redeemed its senior quotas (December 31, 2005 –R$ 201,639) and their remuneration was 113.5% of CDI.

The Chemical II fund issued the first tranche of senior quotas in December 2005, remunerated at 103.75% of CDI and redemption anticipated for December 2008. At December 31, 2006, the balance of these quotas amounted to R$ 401,384 (2005 – R$ 404,122).

(h) Repayment schedule and guarantees

Long-term loans mature as follows:

	Parent company		Consolidated

	2006	2005	2006	2005

2007		596,949		348,516
2008	456,129	857,428	876,842	1,284,137
2009	211,522	147,555	260,296	157,263
2010	150,603	89,037	193,324	86,280
2011	109,697	61,847	127,813	49,448
2012 and thereafter	2,663,736	1,578,599	2,477,519	1,335,950

	3,591,687	3,331,415	3,935,794	3,261,594

For short and long-term financing, the Company has given guarantees as stated below:

	Parent company

		Total	Loan
	Maturity	guaranteed	Amount	Guarantees

BNB	Jan/2016	125,273	127,273	Machinery and
				equipment
BNDES	Jan/2012	302,806	302,806	Machinery and
				equipment
1st and 12nd series	Jun/2009	1,282,481	2,107,356	Shares and credit
debentures				rights
NEXI	Mar/2012	213,890	281,883	Insurance policy

FINEP	Mar/2012	76,630	76,630	Surety bond
				Surety/
Other institutions	Nov/2007 to			endorsement and
	Dec/2008	57,631	186,000	promissory notes

		2,058,711	3,079,948

At December 31, 2006, the Company had given direct guarantee under financing of the jointly-controlled entities Petroflex and Petroquímica Paulínia for R$ 6,406 (2005 – R$ 16,700) and R$ 339,720, respectively. These guarantees correspond to the maximum amount of potential future repayments (not discounted) that the Company may be required to make.

15 Debentures

At a meeting held on April 13, 2005, the Board of Directors approved the 13th issue of debentures comprising 30,000 simple, unsecured debentures, not convertible into shares, in a single series, for a total of R$ 300,000. The debentures were subscribed and paid up on June 30, 2005.

At a meeting held on August 2, 2006, the Board of Directors approved the 14th issue of 50,000 simple, unsecured debentures, not convertible into shares, in a single series, for a total of R$ 500,000. The debentures were subscribed and paid up on September 1, 2006.

At a meeting held on November 29, 2006, the Board of Directors approved the cancellation of 1,500 debentures of the 12th issue, to mature in June 2009.

Composition of transactions:

					Parent company

	Unit			Payment of annual financial
Issue	value	Maturity	Annual financial charees	charees	2006	2005

1st (i)	R$ 10	Jul/2007	TJLP variation + interest	Upon maturity	1,130,752	999,348
			of 5% p.a.
12th (ii)	R$ 100	Jun/2009	117.00% of CDI	Semi-annually from Dec/2004	151,729	304,920

13th (ii)	R$ 10	Jun/2009	104.10% of CDI	Semi-annually from Dec/2005	303,074	304,374

14th (ii)	R$ 10	Sep/2011	103.50% of CDI	Semi-annually from Mar/2007	521,801

					2,107,356	1,608,642

(i) Private issue of debentures convertible into class A preferred shares. At present, these securities are held by ODBPARINV (Note 8).
(ii) Public issues of debentures not convertible into shares.

The debenture activity can be summarized as follows:

		Parent company

	2006	2005

At January 1	1,608,642	1,172,839
Financial charges	248,622	229,448
Issue	500,000	300,000
Amortization/ cancellation	(249,908)	(93,645)

At the end of the year	2,107,356	1,608,642

Less: Current liabilities	(1,157,356)	(9,295)

Non-current liabilities	950,000	1,599,347

In January 2006, the jointly-controlled entity Petroflex approved the 4th issue for public distribution of simple, unsecured debentures, not convertible into shares, for a total of R$ 160,000, comprising 16,000 debentures with unit value of R$ 10,000, maturity in December 2010 and remuneration of 104.5% of CDI.

16 Taxes and Contributions Payable – Long-term Liabilities

		Parent company		Consolidated

		2006	2005	2006	2005

IPI credits offset
IPI – export credit	(i)	646,641	550,263	647,778	550,263
IPI – zero rate	(ii)	505,852	308,728	505,852	466,301
IPI – consumption materials and property, plant
and equipment		44,593	37,673	54,746	37,673

Other taxes and contributions payable
PIS /COFINS - Law 9718/98	(iii)	134,573	285,521	146,769	316,081
Education contribution, SAT and INSS		32,520	33,360	37,149	40,784
PAES-Law 10684	(iv)	36,596	43,151	36,596	43,151
Other		7,374	2,746	21,522	9,802

(-) Judicial deposits		(128,451)	(102,971)	(128,451)	(139,697)

		1,279,698	1,158,471	1,321,961	1,324,358

The Company is challenging in court changes in the tax legislation and maintains provision for the amounts in dispute, duly restated. Contingent assets are not recorded.

(i) IPI Tax Credit on Exports (Crédito- Prêmio)

The Company – by itself and through merged companies – challenges the term of effectiveness of the IPI tax credit (crédito-prêmio) introduced by Decree-law 491 of 1969 as an incentive to manufactured product exports. Most lower court decisions have been favorable, but such favorable decisions may still be appealed.

According to its external legal advisors, the Company stands possible chances of success in these suits. The Superior Court of Justice (STJ) is currently entertaining an identical lawsuit lodged by another taxpayer (judgment is currently on hold). Most of the STJ justices who have cast their votes to date recognized that such tax benefit continued after 1983.

(ii) IPI – Zero rate

Merged companies OPP Química, Trikem and Polialden have filed lawsuits claiming IPI tax credits from acquisition of raw materials and inputs that are exempt, non-taxed or taxed at a zero rate. Most lower court decisions have been favorable, but such favorable decisions may still be appealed. The Company's external legal advisors are of the opinion that it is possible that these cases will prevail; the STF itself is revisiting this matter as well.

(iii) PIS/COFINS - Law 9718 of 1998

The Company – by itself and through merged companies – has brought a number of lawsuits to challenge the constitutionality of the changes in the PIS and COFINS tax bases deriving from Law 9718 of 1998.

In February 2006, as court decisions favorable to the Company’s cases initiated in March 1999 became final and conclusive, the Company reversed liabilities of R$89,622 (Note 24) to results.

As the STF Full Bench had ruled, in November 2005, that the increase in PIS and COFINS tax rates under said law was unconstitutional, the Company – also in reliance on the opinion of its legal advisors – believes that it will probably prevail in the other cases. The positive impact on the Company’s results would be approximately R$106,941, considering the amounts provisioned at December 31, 2006.

Some of these lawsuits also challenged the increase of COFINS tax rates from 2% to 3%. In the opinion of its legal advisors, the Company stands remote chances in this specific regard. This fact, coupled with the recent unfavorable determination from the STF, led the Company to file for voluntary dismissal of this claim in most suits and settle the debt in cash. This procedure has translated into a positive result of R$ 13,768 on account of the reduction in the fine and interest payments that had been provisioned (Note 24).

(iv) Special Installment Program - PAES - Law 10684/03

In August 2003, merged company Trikem opted to file for voluntary dismissal of its lawsuit against the COFINS rate increase from 2% to 3% under Law 9718 of 1998, thus qualifying for the favorable payment conditions under the PAES program instituted by Federal Law 10684 of 2003. The amount due is being paid in 120 monthly installments. The outstanding debt is R$ 43,151 as of December 31, 2006, being R$ 6,555 in current liabilities and R$ 36,596 in non-current liabilities (2005 – R$ 49,706, being R$ 6,555 in current liabilities and R$ 43,151 in non-current liabilities).

Even though the Company had met all legal requirements and payments were being made as and when due, the National Treasury Attorney’s Office (PFN) disqualified the Company for PAES on two different occasions, and the Company obtained a court relief reinstating it to PAES in these two events. In reliance on the opinion of its legal advisors, management believes that the Company’s eligibility for these installment payments will be upheld as originally requested.

17 Income Tax and Social Contribution on Net Income

(a) Current income tax – parent company

	2006	2005

Income /(loss) before income tax	(21,323)	764,331

Adjustments to net income / (loss) for the year
Permanent additions	34,134	67,519
Temporary additions	259,109	477,375
Permanent exclusions	(215,985)	(252,889)
Temporary exclusions	(260,363)	(459,479)
Interest on capital		(270,000)

Taxable income / (tax loss) before offset of tax loss carryforward	(204,428)	326,857
Utilization of tax losses (30%)		(98,057)

Taxable income / (tax loss) for the year	(204,428)	228,800

Income tax (15%) and surcharge (10%)		57,176
Other	(444)	(2,307)

Income tax expense for the year	(444)	54,869

As the Company recorded tax losses in 2006, it is not entitled to income tax exemption/ abatement benefits (2005 - R$ 44,244).

(b) Deferred income tax

(i) Composition of deferred income tax – parent company

In accordance with the provisions of CVM Deliberation 273/98, which approved the Institute of Independent Auditors of Brazil (IBRACON) standard on the accounting for income tax, supplemented by CVM Instruction 371/02, the Company has the following accounting balances of deferred income tax:

Composition of calculated deferred income tax:	2006	2005

Tax loss carryforwards	648,848	441,068
Amortized goodwill on investments in
merged companies	401,659	151,163
Temporarily non-deductible expenses	485,743	534,469

Potential calculation basis of deferred income tax	1,536,250	1,126,700

Potential deferred income tax (25%)	384,062	281,675
Unrecorded portion of deferred income tax	(3,400)	(4,425)

Deferred income tax – assets	380,662	277,250

Current assets	(19,573)	(19,573)

Non-current assets	361,089	257,677

Activity:
Opening balance	277,250	301,527
Addition of Polialden balance	4,482
Deferred income tax on tax loss carryforwards	51,945	(24,672)
Income tax on amortized goodwill of merged company Polialden	75,875
Deferred income tax on amortized goodwill of merged companies	(12,227)	(3,374)
Deferred income tax on temporary provisions	(16,663)	3,769

Closing balance	380,662	277,250

Deferred income tax (liability) on accelerated depreciation:
Opening blance for the year	(8,525)	(9,115)
Realization of deferred income tax	590	590

Closing balance for the year	(7,935)	(8,525)

Deferred income tax in income statement	99,520	(23,687)

Deferred income tax assets arising from tax losses and temporary differences are recorded taking into account analyses of future taxable profits, supported by studies prepared based on internal and external assumptions and current macroeconomic and business scenarios approved by the Company's management.

In accordance with CVM Instruction 371/02, the Company reversed the income tax on the effects of Technical Interpretation 01/2006, recorded in the first quarter of 2006.

(ii) Estimated timing of the utilization of deferred income tax assets

Deferred income tax assets recorded are limited to the amounts whose offsetting is supported by projections of taxable income, brought to present value, earned by the Company in up to 10 years, also taking into account the limit for offsetting tax losses of 30% of the net income for the year before income tax and tax exemption and reduction benefits.

Considering the price, foreign exchange, interest rate, market growth assumptions and other relevant variables, the Company prepared its business plan for the base date of December 31, 2006, anticipating the generation of future taxable income. The studies show that the income tax credit from tax losses, in the amount of R$ 162,212, will be fully utilized between 2009 and 2012.

The realization of income tax credits on tax losses is expected to occur as follows:

2009	13,875
2010	47,100
2011	95,325
2012	5,912

162,212

Deferred income tax credits on temporary differences, mainly comprised of goodwill, fully amortized, in the amount of R$ 97,015 and provisions in the amount of R$ 121,435, are justified by their full utilization due to the accounting realization of goodwill and provisions.

The realization of income tax credits on goodwill is expected to occur as follows:

2007	19,573
2008	19,573
2009	20,126
2010	20,126
2011	11,224
2012 to 2014	4,343
2015 to 2016	2,050

97,015

The accounting for deferred income tax assets does not consider the portion of amortized goodwill on investments in merged companies, the realization term of which exceeds 10 years (R$ 13,600).

Concerning temporarily non-deductible expenses, deferred income tax was calculated on tax expenses which are currently being challenged in court and other operating expenses, as is the case of the excess provision for doubtful accounts.

As the income tax taxable basis is determined not only by the potential future profits, but also the existence of non-taxable revenues, non-deductible expenses, fiscal incentives and other variables, there is no immediate correlation between the Company's net income and the income tax results. Accordingly, the expectation of using tax credits should not be construed as an indication of the Company's future results.

(c) Social Contribution on Net Income (“CSL”)

In view of the discussions over the constitutionality of Law 7689 of 1988, the Company and its merged companies OPP Química, Trikem and Polialden filed civil lawsuits against payment of CSL. The resulting court decision favorable to these companies became final and conclusive.

However, the Federal Government filed a suit on the judgment (ação rescisória) challenging the decisions on the lawsuits filed by the Company, Trikem and Polialden, on the argument that – after the final decision favorable to those companies – the Full Bench of STF declared the constitutionality of this tax except for 1988. As the Federal Government did not file a suit on the judgment in the case of OPP Química, the first final and conclusive decision remained in force.

The suit on the judgment is pending the STJ and STF review of a number of appeals concerning this specific matter. Even though the suit on the judgment and tax payments are still on hold, the Federal Revenue Office has issued tax infraction notices against the Company and its merged companies, and administrative defenses have been filed against such notices.

Based on the opinion of its external legal advisors, the Company believes that the following is likely to occur: (i) the courts will eventually release the Company from paying this tax; and (ii) even if the rescission action is held valid, it cannot be applied retroactively to enactment of the law, and thus the Company has made no provisions for this tax.

If retrospective payment is required by court order (contrary to the opinion of its external legal advisors), the Company believes that the possibility of a fine is remote. Accordingly, the amount payable, restated based on Brazil’s SELIC benchmark rate, would be approximately R$ 743,000 (2005 – R$ 652,000), excluding the fine.

18 Tax Incentives

(a) Corporate income tax

Until calendar year 2011, the Company has the right to reduce by 75% the income tax on the profit arising from the sale of basic petrochemical products and utilities. The two polyethylene plants at Camaçari have the same right until calendar years 2011 and 2012. The PVC plant at Camaçari has the same right to reduction until 2013. The PVC plants in Alagoas and the PET plant at Camaçari are exempt from corporate income tax calculated on the results of their industrial operations until 2008.

Productions of caustic soda, chloride, ethylene dichloride and caprolactam enjoy the benefit of the 75% decrease in the income tax rate up to 2012.

At the end of each fiscal year, in the case of taxable profit resulting from the benefited operations, the income tax amount is recorded as expense for the year and credited to a capital reserve account, which can only be used to increase the capital or absorb losses.

(b) Value-added tax - ICMS

The Company has ICMS tax incentives granted by the States of Rio Grande do Sul and Alagoas, through the Company Operation Fund - FUNDOPEM and State of Alagoas Integrated Development Program - PRODESIN, respectively. Such incentives are designed to foster the installation and expansion of industrial facilities in those States. The incentive determined for the year ended December 31, 2006 was R$ 12,909 (2005 – R$ 7,795).

19 Long-term Incentives

Braskem has developed a Long-term Incentive Plan, under which the employees involved in strategic programs can acquire Investment Units (Alfa Unit).

The unit value of each Alfa Investment Unit corresponds to the average closing price of quotations of Braskem class A preferred shares on Bovespa between October 2005 and March 2006, equal to R$ 18.14.

As an incentive to purchase Alfa Investment Units by those employees entitled to the program, Braskem granted 1 Investment Unit for each Investment Unit already purchased (Beta Unit). Beta Units are redeemable as from the fifth year at the ratio of 20% in the first year and 10% in subsequent years. Beta Units not redeemed within the stipulated terms are converted into Alfa Units. The value of these units was determined based on the projected value of the Company class A preferred share.

Alfa Units will have a return equivalent to the amount of dividends and/or interest on capital paid to the holders of Braskem class A preferred shares.

The composition and cost of Investment Units at December 31, 2006 are as follows:

	Number	Value

Investment Units
Issued (Alfa Units)	95,710	1,736
Granted as bônus (Beta Units)	95,710	536

Total	191,420	2,272

20 Shareholders’ Equity

(a) Capital

At December 31, 2006, the Company’s subscribed and paid-up capital is R$ 3,508,272, divided into 123,492,142 common, 246,107,138 class A preferred, and 803,066 class B preferred shares, all of them with no par value. At the same date, the Company’s authorized capital comprises 488,000,000 shares, of which 175,680,000 are common, 307,440,000 are class A preferred, and 4,880,000 are class B preferred shares.

The Extraordinary General Meeting held on May 31, 2006 approved the Company’s capital increase by R$ 105,304 as a result of the merger of subsidiary Polialden (Note 1(c)), through the issue of 7,878,725 class A preferred shares. On that same date, the conversion of 2,632,043 class A preferred shares into common shares, at the ratio of 1:1, was also approved.

(b) Share rights

Preferred shares are non-voting but ensure priority to the receipt of a non-cumulative dividend of 6% p.a on their unit value, in accordance with the net income available for distribution. Only Class “A” preference shareholders share equally with the common shares in the remaining net income, and common shares are entitled to dividends only after priority dividends have been paid to the holders of preference shares . Only Class “A” preference shareholders share equally with common shares in the distribution of shares resulting from the incorporation to capital of other reserves. Class “B” preference shares are not convertible into common shares. However, at the end of the non-transfer period provided for in the applicable law, they can be converted into Class “A” preference shares at any time, at the ratio of 2 Class “B” preference shares for each Class “A” preference shares.

Class “A” and “B” preferred shares have priority to the return of capital in the case of liquidation.

Shareholders are ensured a mandatory dividend of 25% of net income for the year, adjusted in accordance with the Brazilian Corporation Law.

Pursuant to the Understanding Memoranda for the Execution of Shareholders’ Agreement, the Company must distribute dividends corresponding to not less than 50% of the net income for the year, as long as the required reserve amounts are sufficient to allow for the efficient operation and development of the Company’s businesses.

As agreed at the time of issuance of Medium-Term Notes (Note 14(c)), the payment of dividends or interest on capital is capped at twice the minimum dividends accorded to preferred shares under the Company’s by-laws. Further, pursuant to the 12th debentures indenture (Note 15), the payment of dividends or interest on capital is capped either at 50% of the net profits for the year, or at 6% of the unit value of the Company’s Class “A” and “B” preferred shares, whichever is higher.

(c) Treasury shares

The Board of Directors meeting held on May 3, 2006 approved a Share Buyback Program. This program was closed on October 23, 2006 and was intended to acquire common and class A preferred shares to be held in treasury and subsequently sold and/or cancelled, with no reduction in capital. Under the program, the Company acquired 13,131,054 class A preferred shares at the average cost of R$ 13.88. The low and high quotations during this period were R$ 9.97 and R$ 15.89 per share, respectively.

In July 2006, the Company also acquired 765,079 class A preferred shares from dissenting Polialden shareholders.

At December 31, 2006, shares held in treasury comprised 14,363,480 class A preferred shares (2005 – 467,347 shares) for a total of R$ 194,555. The total value of these shares, based on the average quotation of Bovespa’s last session in 2006, is R$ 218,469.

(d) Retention of profits reserve

This refers to retention of the balance of retained earnings, to fund expansion projects included in the business plan, as provided in the capital budget proposed by management and submitted to the approval of the Shareholders’ Meeting, in accordance with article 196 of the Brazilian corporate law. It should be pointed out that, in compliance with IBRACON Technical Interpretation 01/2006, as well as article 196 of the Brazilian Corporate Law, in the first quarter of 2006 the Company recorded additional depreciation in the Retained earnings (accumulated deficit) line (Note 12), and reversed a portion of this reserve, in the amount of R$ 164,890, to absorb the effects of this adjustment arising from prior years.

(e) Appropriation of net income

In accordance with the Company’s by-laws, net income for the year, adjusted as provided by Law 6.404/76, will be appropriated as follows: (i) 5% for constitution of the legal reserve, not exceeding 20% of capital; (ii) 25% for payment of non-cumulative mandatory dividends, observing the legal and statutory advantages of the preference shares. When the priority dividend amount paid to the preference shares is equal to or higher than 25% of the net income for the year, calculated in accordance with Article 202 of Brazilian Corporate Law, the mandatory dividend is considered as paid in full. If there is a remaining mandatory dividend after the payment of the priority dividend, it will be distributed as follows: i) in the payment to common shares of a dividend up to the limit of the priority dividend of preference shares; ii) if there is a remaining balance in the distribution of an additional dividend to common shares and Class A preference shares, under the same conditions, so as each common share or preference share of this class receive the same dividend.

Dividends proposed by management, subject to approval by the shareholders’ meeting, are as follows:

	2006	2005

Net income for the year	77,753	685,775
Portion appropriated to legal reserve	(3,888)	(34,289)

Adjusted net income for the calculation of dividends	73,865	651,486
Distribution of profits:
Interest on capital (Note 20(f))
Common shares - R$ 0.746		90,179
Class A preferred shares - R$ 0.746		179,368
Class B preferred shares - R$ 0.563		453

		270,000
Dividends proposed
Common shares - (2005 - R$ 0.154)		18,649
Class A preferred shares – R$ 0.159 (2005 – R$ 0.154)	36,805	37,094
Class B preferred shares – R$ 0.159	128

Total dividends proposed	36,933	55,743

Total interest on capital and dividends	36,933	325,743

Amount appropriated to revenue reserve	36,932	325,743

Minimum mandatory dividends - 25%	18,466	162,872

The amount appropriated to the revenue reserve in 2006 is linked to a capital budget approved by the Board of Directors at a meeting held on December 14, 2006, subject to the ratification of the Annual Stockholders’ Meeting to be held in 2007.

(f) Interest on capital

On December 29, 2005, the Management Board approved the payment of interest on capital in the amount of R$ 270,000, of which (i) R$ 179,368 to holders of Class A preference shares and holders of American Depositary Receipts (“ADR”), corresponding to the gross amount of R$ 0.746145 per share and R$ 1.492290 per ADR; (ii) R$ 452 to the holders of Class B preference shares, corresponding to the gross amount of R$ 0.563940 per share, equal to 6% of the share unit value, as provided in Article 9 of the Company's by-laws and (iii) R$ 90,179 to the holders of common shares, corresponding to the gross amount of R$ 0.746145 per share. Payment started on April 18, 2006.

Interest on capital was determined based on the shareholding position at December 31, 2005, applyng such amount to priority and mandatory dividends for 2005, as prescribed by Law 9249/95 and paragraph 6, Article 44 of the by-laws. Withholding income tax on interest credited was R$ 35,515 and the benefit for the Company regarding income tax was R$ 67,500.

For disclosure purposes, the interest on capital expense was reversed in the statement of income for the year, in the group “Financial expenses (income)”, and also reflected in the statement of changes in shareholders’ equity, pursuant to CVM Deliberation CVM 207/96.

21 Contingencies

(a) Collective Bargaining Agreement - 4th Clause

The Petrochemical, Plastics, Chemicals and Related Companies Employees Union in the State of Bahia (SINDIQU¥MICA) and the Employers' Association of the Petrochemical and Synthetic Resins Industries in the State of Bahia (SINPEQ) are disputing in court the validity of a wage and salary indexation clause contained in the collective bargaining agreement (convenção coletiva de trabalho), given the matter of public policy involved, namely, the adoption of an economic plan in 1990 that put a limit on wage adjustments. The Company ran plants in the region in 1990, and is a member of SINPEQ.

The employees' labor union seeks retroactive adjustment of wages and salaries. In December 2002, the STF affirmed a previous decision from the Superior Labor Court (TST), determining that an economic policy legislation should prevail over collective bargaining agreements and, as such, no adjustment was due. SINDIQU¥MICA appealed this decision, but no final and conclusive decision has been rendered to date.

Based on the opinion of the Company's external legal advisors, management believes in a favorable outcome for SINPEQ, and no amount was thus provisioned for in connection with this case.

(b) Holders of incentive preferred shares

Some holders of Class “B” preferred shares issued by the Company under a tax incentive program claim that they are entitled to profit distribution on a par with the holders of common and Class “A” preferred shares.

The merged company Polialden faced an identical issue with CVM; on August 10, 2000, the CVM Board sided with the Polialden’s stance that “the dividends payable to preferred shares should range from 6% to 8% of the value of such shares, or the equivalent to 25% of net profits for the year, whichever is higher, as the company has done over the last 10 years. Such shares are not entitled to remaining profits, as the by-laws have clearly set the maximum dividends attaching to such shares.”

Most court decisions already rendered in this regard have been favorable to the Company and its merged company Polialden. For this reason, most of the judicial bonds posted by Polialden as security for preliminary injunctions entered favorably to some shareholders (in an amount corresponding to the shortfall asserted by those shareholders in connection with the dividends approved at the Annual General Meetings of 2002 and 2004) have already been released to the Company; there is only one judicial bond securing the 2004 dividends asserted by one single shareholder, at the historical value of R$ 804.

The Company’s external legal advisors believe that the chances of success in these cases are probable, having also relied on opinions from renowned jurists and on recent court and CVM rulings on this specific issue; for this reason, the Company has abided by the rules set out in its by-laws as to payment of dividends to incentive preferred shares, limiting payments at 6% of their unit value and capped at 25% of the mandatory dividends set forth in the Company’s by-laws.

(c) Offsetting of tax credits

From May through October 2000, the merged companies OPP Química and Trikem offset their own federal tax debts with IPI tax credits (créditos-prêmio) assigned by an export trading company ("Assignor"). These offsetting procedures were recognized by the São Paulo tax officials (DERAT/SP) through offset supporting certificates ("DCC's") issued in response to an injunctive relief entered in a motion for writ of mandamus ("MS SP"). Assignor also filed a motion for writ of mandamus against the Rio de Janeiro tax officials (DERAT/RJ) ("MS RJ") for recovery of IPI tax credits and their use for offsetting with third-party tax debts, among others. The MS SP was dismissed without prejudice, confirming the Rio de Janeiro administrative and jurisdictional authority to rule on Assignor's tax credits.

In June 2005, DERAT/SP issued ordinances (portarias) canceling the DCC's. Based on these ordinances, the Federal Revenue office unit in Camaçari/BA sent collection letters to the Company. Notices of dispute were presented by the Company, but the administrative authorities declined to process them. As a result, past-due federal tax liabilities (dívida ativa) at R$ 276,620 were posted by the Government in December 2005 concerning the Company's tax debts originating from purportedly undue offsetting procedures.

Both Assignor and the Company commenced a number of judicial and administrative proceedings to defend the lawfulness and validity of those offsetting procedures, and the legal counsels to both companies assessed the chances of success in those cases as probable, mostly in light of the indisputable validity and liquidity of those credits as confirmed in a specific audit conducted by DERAT/RJ.

On October 3, 2005, the Federal Supreme Court held the MS RJ favorably to Assignor in a final and conclusive manner, confirming Assignor's definite right to use the IPI tax credits from all its exports and their availability for offsetting with third-party debts. As a result, the legal counsels to Assignor and to the Company believe that the offsetting procedures carried out by the merged companies and duly recognized by DERAT/SP are confirmed, and for this reason they also hold that the tax liabilities being imputed to the Company are not due. Irrespective of the final and conclusive decision in MS RJ, the legal counsels to Assignor and to the Company, in addition to a jurist consulted on this specific issue, believe that the tax liabilities purportedly related to offsetting procedures carried out by the merged companies have become time-barred and, as such, can no longer be claimed by the tax authorities.

In January 2006, the Company was ordered to post bond in aid of execution of the tax claim referred to above; this bond was submitted in the form of a judicial bond insurance policy (seguro garantia).

The Company's external legal advisors have assessed the chances of success in all claims listed above as probable; nevertheless, if the Company is eventually defeated in all those cases, it will be entitled to full recourse against Assignor concerning all amounts paid to the National Treasury, as per the assignment agreement executed in 2000.

(d) National Social Security Institute - INSS

The Company is a party to several social security disputes in the administrative and judicial spheres, totaling approximately R$ 164,800 and R$169,800 as of December 31, 2006 and 2005, respectively. Out of these sums, the Company has made judicial deposits of R$ 15,100, and R$ 18,200 are secured by a portion of the Company’s inventory.

In reliance on the external legal advisors’ opinion that the Company stands possible chances of success in these cases, management believes that no amount is payable in connection with these cases and, as such, the corresponding sums have not been provisioned for.

(e) Other court disputes involving the Company and its subsidiaries

The Company is a defendant in civil lawsuits filed by the controlling person of a former caustic soda distributor and by a carrier that rendered services to the latter, totaling R$ 25,826 as of December 31, 2006 (2005 – R$169,854). The plaintiffs seek redress of damages caused by the Company’s alleged non-fulfillment of the distributor agreement. In reliance on the opinion of legal advisors sponsoring the Company in these lawsuits, Management believes that the chances of these cases being rejected is possible, and for this reason the respective sums have not been provisioned for.

In the 2nd quarter of 2005, the Petrochemical and Chemicals Companies Employees Union in Triunfo (RS) and Camaçari (BA) lodged labor actions claiming overtime payment. The proper defense has been filed and management does not expect any loss on final judgment.

The Company acts as defendant in an arbitration commenced by a shipping company and underway in the City of Rio de Janeiro. Recently, the arbitrators asked for a technical expert opinion on the subject matter and extent of the dispute, which was estimated at R$ 29,000. However, in reliance on the opinion of legal advisors sponsoring the Company’s interests in this arbitration, management believes that it is possible that the Company will prevail, and for this reason no amounts were provisioned for in this regard.

As of December 31, 2006, the Company is a defendant in approximately 1,200 labor claims (including those mentioned above), totaling approximately R$ 260,200 (2005 – R$ 223,400). According to the opinion of legal advisors, most claims are likely to be judged favorably for the Company.

For the civil and labor cases entailing a probable loss, the Company has provisioned for R$ 13,328 (R$21,886 consolidated) (2005 – R$7,930 parent company – R$12,262 consolidated).

22 Financial Instruments

(a) Risk management

Since the Company operates in the domestic and international financial markets, obtaining funds for its operations and investments, it is exposed to market risks mainly arising from changes in the foreign exchange and interest rates.

The Company’s policy to manage risks has been approved and reviewed by management. These rules prohibit speculative trading and short sales, and provide for the diversification of instruments and counterparties. Counterparties’ limits and creditworthiness are reassessed on a regular basis and set up in accordance with rules approved by management. Gains and losses on hedge transactions are taken to income on a monthy basis.

To cover the exposure to market risk, the Company utilizes various types of currency hedges, some involving the use of cash and others not. The most common types which use cash, as adopted by the Company, are financial applications abroad (Certificates of deposit, securities in U.S. dollars, foreign mutual funds, time deposits and overnight deposits) and put and call options. The types of currency hedge which do not involve the use of cash are swaps of foreign currency for CDI and forwards.

To hedge its exposure to exchange and interest risks arising from loan and financing agreements, the Company adopted the following methodology: hedging of the principal and interest falling due in the next 12 months in, at least (i) 60% of the debt linked to exports (trade finance), except for Advances on Exchange Contracts (“ACCs”) of up to six months and Advances on Export Contracts (“ACEs”); and (ii) 75% of the debt not linked to exports (non-trade finance).

(b) Exposure to foreign exchange risks

The Company has long-term loans and financing to finance its operations, including cash flows and project financing. Part of the long-term loans is linked to the U.S. dollar (Note 14).

(c) Exposure to interest rate risks

The Company is exposed to interest rate risks on its debt. The debt in foreign currency, bearing floating interest rates, is mainly subject to LIBOR variation, while the domestic debt, bearing floating interest rates, is mainly subject to fluctuations in the Long-term Interest Rate (TJLP) and the Interbank Deposit Certificate (CDI) rate.

(d) Exposure to commodities risks

The Company is exposed to fluctuations in the price of several petrochemical commodities, especially its main raw material, naphtha. Since the Company seeks to transfer to its own selling prices the effect of price changes in its raw material, arising from changes in the naphtha international quotation, part of its sales may be carried out under fixed-price contracts or contracts stating maximum and/or minimum fluctuation ranges. Such contracts are commercial agreements or derivative contracts relating to future sales.

(e) Exposure to credit risk

The operations that subject the Company to concentration of credit risk are mainly bank accounts, financial investments and other accounts receivable, exposing the Company to the risk of the financial institution involved. In order to manage the credit risk, the Company keeps its bank accounts and financial investments with large financial institutions.

In relation to customer credit risk, the Company protects itself by performing detailed analyses before granting credit and by obtaining real and personal guarantees, when necessary.

(f) Derivative instrument transactions

As of December 31, 2006, the Company had the following derivative contracts:

			Market value (i)

			Parent co.	Consolidated

Description	Maturity	Notional	Dec/06	Dec/06

Real / US$ - Option (Put US$)	Feb/2007	US$ 306,000 th.	(11,592)	(11,592)
Real + CDI / Yen + Tibor (swap)	Mar/2012	R$ 136,000	(45,203)	(45,203)
Real + CDI / Yen + Tibor (swap)	Jun/2012	R$ 143,000	(22,790)	(22,790)
Real + CDI / US$ (swap)	May/2007	US$ 100,000 th.	(24,311)	(24,311)
Real + CDI / US$ (swap)	Feb/2007	US$ 200,000 th.	(19,069)	(19,069)
Tax Sparing I	Jun/2007	US$ 134,000 th.		24
Tax Sparing II	Jun/2015	US$ 100,000 th.		120
Total Return Swap	Dec/2007	US$ 410,000 th.		10,155
Benzene	Jan/2007	146.7 th.tons		(6,921)
(i) The market value represents the amount receivable (payable) if the transactions were settled on December 31, 2006.

To determine the estimated market value of derivative financial instruments, the Company uses quotations for similar operations or public information available in the financial market, as well as valuation methodologies generally accepted and utilized by counterparties. These estimates do not necessarily guarantee that such operations could be realized in the market at the indicated amounts. The use of different market information and/or valuation methodologies could have a significant effect on the estimated market value.

All outstanding derivative contracts are intended only to offset financial losses and gains (hedge) on other Company assets or liabilities. Accordingly, they are linked to purchases, sales, financial investments or debt agreements.

23 Financial Income (Expenses)

	Parent company			Consolidated

	2006	2005	2006	2005
W

Financial income:
Interest income	108,368	128,260	140,051	140,131
Monetary variation of financial investments, related parties and accounts receivable	52,993	14,768	48,149	17,705
Monetary variation of taxes recoverable	43,706	4,984	48,575	7,616
Gains on derivative transactions	1,830	11,454	114,112	45,695
Exchange variation on foreign currency assets	(185,898)	(281,349)	(204,225)	(288,846)
Other	33,949	59,774	12,857	44,080

	54,948	(62,109)	159,519	(33,619)

Financial expenses:
Interest on financing and related parties	(314,181)	(355,568)	(287,776)	(346,999)
Monetary variation on financing and related parties	(254,861)	(236,088)	(255,515)	(203,080)
Monetary variation and interest on taxes and suppliers	(161,007)	(140,728)	(178,508)	(169,669)
Losses on derivative transactions	(16,952)	(36,420)	(161,958)	(61,485)
Expenses with vendor transactions	(119,662)	(108,144)	(119,662)	(108,242)
Discounts granted	(47,948)	(35,631)	(137,996)	(88,375)
Exchange variation on foreign currency liabilities	343,641	560,705	333,368	556,884
Taxes and charges on financial transactions	(219,328)	(101,731)	(228,437)	(110,621)
Interest on capital		(270,000)		(270,000)
Reversal of interest on capital		270,000		270,000
Other	(45,957)	(99,199)	(61,443)	(144,170)

	(836,255)	(552,804)	(1,097,927)	(675,757)

Financial results, net	(781,307)	(614,913)	(938,408)	(709,376)

24 Other Operating Income (Expenses)

	Parent company		Consolidated

	2006	2005	2006	2005

Income (expenses)
Rental of facilities and assignment of right of use	25,767	58,458	45,423	3,914
Recovery of taxes (Nota 16 (iii))	125,753	655	125,890	3,364
Recovery of costs and expenses/Inventory adjustments	(9,734)	11,084	(9,275)	10,463
Other operating income/(expenses), net	(9,901)	(306)	24,104	5,012

	131,885	69,891	186,142	22,753

25 Non-Operating Income (Expenses)

	Parent company		Consolidated

	2006	2005	2006	2005

Income (expenses)
Gains on interest in investments	2,377	5,172	2,377	5,443
Sale of permanent assets	(837)	720	(496)	753
Reversal of (provision for) loss on investments	(21)	(4,203)	(21)	(4,265)
Provision for loss/retirement of assets		(22,449)		(22,449)
Other non-operating income (expenses), net	6,229	(4,105)	5,260	(4,638)

	7,748	(24,865)	7,120	(25,156)

26 Insurance Coverage

The Company has a broadly-based risk management program designed to provide cover and protection for all assets, as well as possible losses caused by production stoppages, through an "all risks" insurance policy. This policy establishes the amount for maximum probable damage, considered sufficient to cover possible losses, taking into account the nature of the Company’s activities and the advice of insurance consultants. At December 31, 2006, insurance coverage for inventories, property, plant and equipment, and loss of profits of the Company is R$ 12,109,589 per claim, while the total of all insured assets is R$ 17,250,314.

27 Shares Traded Abroad - NYSE and LATIBEX

(a) American Depositary Receipts ("ADRs") program

The Company’s ADS’s are traded on NYSE with the following characteristics:

. Type of shares: Class A preferred.
. Each ADS represents 2 shares, traded under the symbol “BAK”.
. Foreign Depositary Bank: The Bank of New York (“BONY”) - New York branch.
. Brazilian Custodian Bank: Banco Itaú S.A.

(b) LATIBEX

The Company's Class A preferred shares are traded on LATIBEX, the market for Latin American Companies quoted in Euros at the Madrid Stock Exchange. The shares are traded under the symbol "XBRK" and the Brazilian Custodian Bank is Banco Itaú S.A. LATIBEX has adjusted and altered the process for quotation and trading to comply with the new standards adopted by Bovespa. Accordingly, as from May 16, 2005, the shares are traded in units.

28 Private Pension Plans

The actuarial obligations relating to the pension and retirement plans are accrued in conformity with the procedures established by CVM Deliberation 371/2000.

The formation of Braskem (Note 1 (c)) involved the integration of six sponsoring companies and three different pension plans managed by Fundação PETROBRAS de Seguridade Social - PETROS ("PETROS"), PREVINOR - Associação de Previdência Privada ("PREVINOR") and ODEPREV - Odebrecht Previdência ("ODEPREV"). In addition to sponsoring different private pension plans, the Company has approximately 800 employees who do not participate in company-sponsored pension plans, as no new benefits were granted to employees since the inception of the Company. Management ceased to provide benefits to new employees in order to devise a single, legitimate solution for all participants, with a view to protecting the plan participants’ financial assets.

Experts engaged by the Company recommended that ODEPREV be the only supplementary pension plan entity sponsored by the Company. Furthermore, employees who do not participate in the PETROS and PREVINOR plans were offered the opportunity of joining the ODEPREV plan, retroactively to August 16, 2002.

In June 2005, the Company communicated to PETROS and PREVINOR its intended withdrawal as a sponsor effective June 30, 2005. With regard to PETROS, the calculation of mathematical reserves of participants was completed in November 2006 and submitted in that month to the Supplementary Pension Plan Secretary, a Social Security Ministry department in charge of regulating and inspecting private pension plans. The Company has a provision of R$ 58,554, which is considered sufficient to cover any disbursements at the time the commitments of this plan are settled. During 2005, the Company’s and employees’ contributions to PETROS totaled R$ 2,841 and R$ 1,791, respectively.

As to PREVINOR, the reserve computations have been completed and the entity has a surplus, so that no contributions by the Company are required. The sponsorship withdrawal was approved by the Supplementary Pension Plan Secretary and the commitments to the plan participants will be settled in the first half of 2007. During 2005, the Company’s and employees’ contributions were R$ 628 and R$ 354, respectively.

Benefits to retired employees and pensioners will continue to be paid on a regular basis up to completion of the process.

The subsidiary Politeno was the sponsor of a defined-contribution plan managed by PREVINOR. In December 2006, Politeno advised PREVINOR of its intention to withdraw from the plan effective the end of that month. The calculations of reserves to be refunded to plan participants are being prepared by independent experts, for subsequent analysis and approval by the Supplementary Pension Plan Secretary. Benefits to plan retired employees and participants and pensioners will continue to be paid up to completion of the process.

In December 2006, PREVINOR had 221 active participants. In 2006, Politeno’s and its employees’ contributions totaled R$ 1,489 (2005 - R$ 1,604) and R$ 905 (2005 – R$ 1,035), respectively.

(a) ODEPREV

The Company has a defined-contribution plan for its employees. The plan is managed by ODEPREV - Odebrecht Previdência which was set up by Odebrecht S.A. as a closed private pension entity. ODEPREV offers its participants, employees of the sponsoring companies, the Optional Plan, a defined-contribution plan, under which monthly and sporadic participant contributions and annual and monthly sponsor contributions are accumulated and managed in individual retirement savings accounts.

The Board of Trustees of ODEPREV defines each year, in advance, in the funding plan, the parameters for contributions to be made by the participants and the sponsoring companies. With regard to the payment of benefits under the Optional Plan, the obligation of ODEPREV is limited to the total value of the quotas held by its participants and, to comply with the regulations for a defined-contribution plan, it will not be able to require any obligation or responsibility on the part of the sponsoring company to assure minimum levels of benefits to the participants who retire.

At December 31, 2006, the active participants in ODEPREV totaled 2,354 (2005 – 2,131), and the Company’s and employees’ contributions amounted to R$ 7,888 (2005 – R$ 4,631) and R$ 13,189 (2005 – R$ 9,348), respectively.

(b) COPESUL

The jointly-controlled company Copesul takes part in the defined-benefit plan managed by PETROS. As required in PETROS regulation and relevant law, in the event of a significant gap in technical reserves, both the sponsors and participants must make an additional financial contribution, otherwise the plan benefits will be adjusted to the available resources. Up to December 31, 2006, no supplementation was required.

In accordance with CVM Deliberation 371/2000, which approved NPC 26 of IBRACON - "Accounting for Employee Benefits", Copesul carried out the actuarial valuation of the plan, with the following results:

	2006	2005

Fair value of plan assets	388,007	337,726
Present value of actuarial obligations	405,849	357,317

Actuarial liabilities	(17,842)	(19,591)

Net actuarial liabilities to be provided for	(17,482)	(19,591)
Actuarial liabilities provided for	8,850	7,080

Net actuarial liabilities	(8,992)	(12,511)

Actuarial assumptions at the balance sheet date are:

2005 and 2006

Actual discount rate	6% p.a.
Expected return rate on plan assets	6% p.a.
Actual salary raises	2% p.a. up to 47 years and nil after
48 years of age

In 2006, Copesul contributions were R$ 5,573 (2005 – R$ 5,906).

Copesul also sponsors a defined-benefit plan, Plano Copesul de Previdência Complementar – COPESULPREV, for employees who do not participate in PETROS. Copesul’s contributions in 2006 totaled R$ 1,129 (2005 - R$ 1,089)

(c) PETROFLEX

The jointly-controlled company Petroflex sponsors PETROS and PREVINOR. PETROS is a defined-benefit plan, while PREVINOR is a defined-contribution and defined-benefit plan, the latter offered to three employees. Up to December 31, 2006, Petroflex has not been required to supplement the technical reserves to eliminate any plan gap.

In accordance with CVM Deliberation 371/2000, which approved NPC 26 of IBRACON - "Accounting for Employee Benefits", Petroflex carried out the actuarial valuation of the plan, with the following results:

	2006	2005

Fair value of plan assets	579,546	489,717
Present value of actuarial obligations	512,479	458,028

Fair value of assets in excess of the present value of actuarial obligations	67,067	31,689

Unrecognized actuarial gains	82,195	53,936

Net actuarial liabilities	(15,128)	(22,247)

29 Raw Material Purchase Commitments

The Company has contracts for consumption of electric energy for its industrial plants located in the States of Alagoas, Bahia and Rio Grande do Sul. The minimum annual commitment for consumption under these four-year contracts amounts to R$ 102,340.

The Company acquires from Copesul ethylene and propylene for its units at the Southern Petrochemical Complex, under a contract that expires in 2014. The minimum annual purchase commitment corresponds to 268,200 metric tons of ethylene and 262,200 metric tons of propylene. Based upon the market prices at December 31, 2006, this commitment corresponds to R$ 1,262,401 (unaudited). If the Company does not acquire the minimum volume, it must pay 40% of the current price of the amount not purchased. Based on 40% of prices charged as of December 31, 2006, the amount would be equal to R$ 504,960 (unaudited).

Braskem purchases naphtha under contracts establishing a minimum annual purchase volume equal to R$ 5,752,598 (unaudited), based on market prices as of December 31, 2006.

Attachment I

Braskem S.A. and Subsidiaries

Supplementary Information
Statement of Cash Flows
Years Ended December 31
In thousands of reais

	Parent company			Consolidated

	2006	2005	2006	2005

Net income for the year	77,753	685,775	101,349	625,837
Adjustment to reconcile net income:
Depreciation, amortization and depletion	865,255	766,340	962,399	841,493
Amortization of goodwill (negative goodwill), net	61,648	385,717	57,758	152,539
Equity in the results of investees	(172,783)	(222,129)	(801)	(1,287)
Reversal of provision for losses on investments	(6,469)	(280,702)
Tax incentives			(20,504)	(39,225)
Exchange variation on investments	(2,709)	(21,341)	1,423	(3,629)
Gains (losses) on interest in investments and other	(1,092)	2,293	(11,721)	(2,188)
Gains (losses) on permanent assets disposal	86	(720)	1,420	2,224
Interest and monetary and exchange variations, net	485,328	374,670	311,557	411,678
Minority interests			1,593	(54,068)
Recognition of tax credits, net	(94,352)		(94,491)
Deferred income tax and social contribution	(99,520)	23,687	(100,906)	29,641
Assignment of right to use		(58,240)		(3,640)
Other	2,778	(31,828)	5,603	(27,136)

	1,115,923	1,623,522	1,214,679	1,936,615

Efffect of merger on cash of subsidiaries	147,698	2	8.751	4
Financial effects on cash	290,536	198,867	203,453	156,199

Cash generation before changes in operating working
capital	1,554,157	1,822,391	1,426,883	2,092,818

Changes in operating working capital
Marketable securities	(348,913)	(611,203)	(347,091)	(82,127)
Trade accounts receivable	125,468	273,356	53,858	161,709
Inventories	(122,607)	(28,980)	(148,185)	(51,533)
Taxes recoverable	(386,594)	(88,431)	(462,545)	(130,282)
Prepaid expenses	(56,992)	15,857	(56,683)	15,998
Dividends received	175,970	385,984	2,000	2,000
Other accounts receivable	(13,968)	(23,957)	(34,625)	(30,113)
Suppliers	355,115	248,711	415,044	485,080
Taxes and contributions	(58,283)	(22,071)	(66,463)	(79,328)
Tax incentives	11,829	52,039	32,430	91,178
Advances from customers	(23,301)	18,343	(24,420)	(559)
Other accounts payable	127,558	(32,130)	133,347	(52,482)

Generation of cash from operations before financial effects	1,339,439	2,009,909	923,550	2,422,359

Exclusion of financial effects on cash	(290,536)	(198,867)	(203,453)	(156,199)

Generation of accounting cash from operations	1,048,903	1,811,042	720,097	2,266,160

Attachment I

Braskem S.A. and Subsidiaries

Supplementary Information
Statement of Cash Flows
Years Ended December 31
In thousands of reais	(continued)

	Parent company			Consolidated

	2006	2005	2006	2005

Proceeds from the sale of investments	877	1,787	877	1,787
Additions to investments	(262,859)	(155,577)	(222,745)	(33,981)
Additions to property, plant, equipment and
intangible assets	(808,260)	(820,306)	(953,003)	(930,155)
Additions to deferred charges	(35,214)	(82,477)	(40,283)	(87,589)

Cash used for investments	(1,105,456)	(1,056,573)	(1,215,154)	(1,049,938)

Short-term debt
Funds obtained	1,956,949	346,820	2,793,519	1,311,554
Repayment	(3,036,822)	(2,193,003)	(3,926,742)	(2,846,826)
Long-term debt
Funds obtained	2,119,979	1,206,300	2,235,793	1,624,739
Repayment	(619,654)		(659,063)	(617,228)
Related parties
Funds obtained	45,985	841,883	229	201
Repayment	(230,223)	(848,310)	(4,109)	(124,654)
Dividends paid to stockholders and
minority interests	(322,176)	(203,938)	(343,398)	(208,742)
Capital payment			5,381	2,531
Treasury stock	(192,650)		(192,650)
Other			(2,582)	(16,012)

Use of cash in financing	(278,612)	(850,248)	(93,622)	(874,437)

Generation (use) of cash and cash equivalents	(335,165)	(95,779)	(588,679)	341,785

Represented by
Cash and cash equivalents, beginning of year	1,461,090	1,556,869	2,135,740	1,793,955
Cash and cash equivalents, end of year	1,125,925	1,461,090	1,547,061	2,135,740

Generation (use) of cash and cash equivalents	(335,165)	(95,779)	(588,679)	341,785

This statement was prepared in accordance with the criteria described in Accounting Standards and Procedures - NPC 20 – Statement of Cash Flow, issued by IBRACON - Instituto dos Auditores Independentes do Brasil (Brazilian Institute of Independent Auditors).

Attachment I

Braskem S.A. and Subsidiaries

Supplementary Information
Statement of Cash Flows
Years Ended December 31
In thousands of reais	(continued)

Main transactions not impacting cash

The following transactions with no impact on cash were excluded from the Statements of cash flows:

. Issue of Company shares and use of treasury share to acquire minority interests in its subsidiaries (Note 1(c));
. Capitalization of investment with assignment of right to use (Note 1(c)).
. Acquisition of Politeno shares to be settled in November 2007 (Note 1 (c)).

Attachment II

Braskem S.A.

Supplementary Information
Statement of Value Added
Years Ended December 31
In thousands of reais

	Parent company			Consolidated

		(Reclassified)		(Reclassified)
	2006	2005	2006	2005

1- Revenues	14,321,757	15,051,272	16,653,876	16,936,958
1.1 Sale of goods, products and services	14,212,653	14,994,236	16,510,672	16,922,683
1.2 Allowance for doubtful debts	(30,529)	(26,744)	(50,678)	(32,276)
1.3 Recovery of taxes	125,753	655	125,890	969
1.4 Other operating income, net	6,132	107,990	61,007	70,738
1.5 Other non-operating income (expenses), net	7,748	(24,865)	6,985	(25,156)
2- Inputs acquired from third parties	(11,859,201)	(11,128,811)	(13,908,845)	(12,099,568)
2.1 Raw materials used	(10,833,867)	(10,028,518)	(12,628,277)	(10,779,920)
2.2 Cost of products resold	(22,633)	(69,808)	(17,270)	(21,075)
2.3 Materials, energy, third-party services and other	(1,002,701)	(1,030,485)	(1,263,298)	(1,298,573)
- Production	(327,061)	(396,755)	(442,603)	(533,238)
- Selling	(141,884)	(137,905)	(218,127)	(174,641)
- Administrative	(207,068)	(181,132)	(249,616)	(217,224)
- Freight expenses	(326,688)	(314,693)	(352,952)	(373,470)
3- Gross value added	2,462,556	3,922,461	2,745,031	4,837,390
4- Retentions	(865,255)	(766,340)	(962,399)	(841,493)
4.1 Depreciation, amortization and depletion	(865,255)	(766,340)	(962,399)	(841,493)
5-Value added generated by the Company	1,597,301	3,156,121	1,782,632	3,995,897
6- Value added received on transfer	176,353	74,502	53,740	(139,575)
6.1 Equity in the results	121,405	136,611	(28,897)	(109,821)
6.2 Financial income (expenses), net	54,948	(62,109)	82,637	(26,754)
7- Total value added to be distributed	1,773,654	3,230,623	1,836,372	3,856,322

Attachment II

Braskem S.A.

Supplementary Information
Statement of Value Added
Years Ended December 31
In thousands of reais	(continued)

		Parent company		Consolidated

		(Reclassified)		(Reclassified)
	2006	2005	2006	2005

Distribution of value added	1,773,654	3,230,623	1,836,373	3,856,322

Personnel and charges	413,882	442,096	517,885	544,541
Salaries and charges	318,497	335,122	406,933	419,469
Directors’ fees	9,186	10,469	12,946	13,911
Other benefits	86,199	96,505	98,006	111,161
Taxes and contributions	432,878	1,521,669	176,377	2,006,106
Federal	475,488	1,260,685	535,988	1,612,866
State	(35,663)	305,611	(340,617)	472,200
Local	4,882	7,412	9,041	10,853
(-) Tax incentives	(11,829)	(52,039)	(28,035)	(89,813)
Interest and rental	837,312	529,044	1,011,135	646,208
Interest	725,175	465,945	897,228	581,165
Rental	112,137	63,099	113,907	65,043
Distributions to shareholders	3 36,933	325,743	36,933	325,743
Dividends proposed and interest on capital	36,933	325,743	36,933	325,743
Minority interests in retained earnings			1,593	(54,068)

Retained earnings for the year	52,649	412,071	92,450	387,792
Legal reserve	3,888	34,289	3,888	34,289
Retention of profits	36,932	325,743	60,527	265,805
Tax incentives	11,829	52,039	28,035	87,698

*        *        *

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2007
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.